FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 31, 2006
Rubicon Minerals Corporation
(Translation of Registrant’s Name into English)

1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20	___X___	Form 40-F	______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

Date: April 3, 2006	By:	“David W. Adamson”
David W. Adamson
President & CEO

FORM 43-101F1
TECHNICAL REPORT

EXPLORATION ACTIVITIES OF
RUBICON MINERALS CORPORATION

ON THE McFINLEY PROPERTY,

RED LAKE, ONTARIO

FOR THE PERIOD January 2005 to June 2005

NTS 52N/04

Submitted in fulfillment of reporting requirements under
National Instrument 43 - 101
On
December 9, 2005

By: Qualified Person
Marc Prefontaine, M.Sc., P.Geo.

Summary

This technical report on the McFinley Gold Property of Rubicon Minerals Corporation (Rubicon) has been prepared by Marc Prefontaine, P.Geo. with the assistance of Rubicon project staff. The author has the experience, background and personal knowledge to act as Qualified Person under NI43-101. The report has be prepared to meet the requirements of Rubicon’s Annual Information Form disclosure requirements in the form of a 20-F. This report provides an update on Rubicon’s exploration activity on the McFinley Property between January 2005 and June 2005, and includes details of the Winter 2005 Drill Program. This winter program was designed to follow up on the exploration of the Phoenix Zone, which was discovered during the 2004 winter drill program.

The McFinley Property is located in Bateman Township in the Red Lake District in Northwestern Ontario, approximately six kilometres north of the operating Campbell and Red Lake Mines. It is accessible by an 8 km all weather, gravel road from the town of Cochenour.

Rubicon has earned a 100% interest in the McFinley Property through two separate option agreements made during 2002. The water covered areas of the Property, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (DGC) in January 2002. The land portions of the Property, held as 16 Patented Claims, were optioned by agreement in July 2002 and included mining rights of patent claims from Dominion Goldfields Corporation (DGC) and also any surface rights held by DGC subsidiary 1519369 Ontario Ltd. Collectively, all of these titles are referred to as the McFinley Property (the 'Property') and cover approximately 505.43 Ha. The properties are contiguous, surveyed and in good standing. Rubicon has recently secured some surface rights for the property through a public auction by the Municipality of Red Lake.

The McFinley Property is underlain by a NNE-trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the “East Bay Trend”. The rocks are Archean in age and part of the Balmer Sequence. A strong NNE trending structural fabric through the area is considered part of the East Bay Deformation Zone (EBDZ) which extends south into the Cochenour Willans mine area where it intersects the NW ''Mine Trend'' of Campbell and Red Lake Mines.

Extensive gold mineralization along the “Mine Trend” has been exploited at the Campbell and Red Lake Mines (Reserves and Production - 24 M.Oz.Au). The past-producing Cochenour Mine (1.2 M.Oz.Au) is located at the intersection of the “Mine Trend” with the “EBDZ”. Mineralization is well developed in several areas along the EBDZ and includes such deposits as McMarmac, Chevron, Abino, McFinley and, recently, Placer-Wolfdens' GAZ Zone. The McKenzie Island Mine also lies adjacent to the EBDZ near Cochenour. Mineralization within these areas occurs in a variety of stratigraphic, structural and intrusive environments.

Surface exploration on the McFinley Property commenced in the 1920's and continued intermittently up to 1980. Initial underground exploration was conducted in 1956 on the McFinley Peninsula and this area was the focus of continued underground development work during the period 1982 -1989 by McFinley Mines Limited. The 1982-1989 program of exploration included over 200,000 feet of diamond drilling, the refurbishment of a 428-foot vertical shaft and underground development on the 150-, 275- and 400-foot levels. Test stoping was commenced and a test milling facility capable of processing 150 tons per day was constructed. A bulk sampling operation was in progress on closure of the operation in early 1989. Only limited tonnage was ever milled. Surface stockpiles from underground mining development and test-stoping remain on site. The mine workings are currently flooded; however, the head frame, hoist and camp infrastructure remain in place.

The 1982-1989 Exploration Program resulted in the estimation of an ‘Inferred Mineral Resource’ of 334,007 tons at a grade of 0.20 Au opt to a depth of 400 feet (Hogg 43-101 Report, October, 2002). Deeper drilling encountered similar mineralization with locally interesting gold grades to depths of at least 1,700 feet below surface. The deeper area is considered an area of geological and exploration interest. Additional auriferous mineralization was encountered at the contact of, and within, the talc chlorite schist in water-covered areas underlying the East Bay Trend in the vicinity of the workings. These remained to be further explored upon closure of the mine.

Significant gold mineralization on the McFinley Property is found in many diverse geological settings, including:

Sulphidized and quartz-veined, Banded Iron Formation;

i

Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Vein Type);
Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts;
Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy;
Silicified and biotite altered ± sulphide mineralized zones in basalt;
Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the East Bay Serpentinite (MAC3);
D2 conjugate shear structures which crosscut the trend of the EBDZ (MAC4); and
Sheared biotized veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Zone).

Rubicon is undertaking an aggressive and ongoing exploration program on the McFinley Property. Exploration during the period 2002-2005 has included approximately 75,000 square feet of trenching and stripping, geological mapping, re-logging of selected historic holes, 35,543 metres of surface diamond drilling, airborne geophysics, ground magnetometre and seismic surveys, and much re-evaluation of previous information. The Property has been re-evaluated with modern knowledge of ore controls at the producing mines in Red Lake, and the majority of diamond drilling by Rubicon has targetd areas outside the confines of the historic mine site in environments perceived to have high exploration potential and limited historic work.

A total of 164 diamond drill holes have been completed on the Property by Rubicon during the six phases of diamond drilling:

Phase 1: 1,909 metres (6,264 feet) in 14 holes in the immediate area of the Peninsula (Nov to Dec 2002);
Phase 2: 9,704 metres (32,709 feet) of winter drilling including 24 holes to test property-wide targets from the ice or Red Lake and a further 6 holes on the Peninsula. (Jan to Mar 2003);
Phase 3: 3,058 metres (10,033 feet) in 10 holes for follow-up drilling on McFinley Peninsula (July to Sept 2003); and
Phase 4: 7,343 metres (24,089 feet) of winter drilling involving 35 holes ice of Red Lake and from the northern tip of Mcfinley Island (Feb to March 2004)
Phase 5: 6,038 metres (19,810 feet) in 34 holes for follow-up drilling on the Phoenix Zone from McFinley Island (July - Aug 2004)
Phase 6: 7,491 metres (24,580 feet) in 41 holes following up on the Phoenix Zone on McFinley Island. (Jan to April 2005)

Exploration by Rubicon has steadily advanced the Property, culminating with the early stage discovery in 2004 of a significant new zone of classic Red Lake style high-grade gold mineralization - the Phoenix Zone. The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 500 metres and a depth extent of 200 metres below surface. The higher grade core of the Phoenix Zone, which is currently drilled on 15- to 30-metre centres over a strike length of 300 metres and over a depth extent of 150 metres and plunges gently to the southwest. The zone is situated at the north end of McFinley Island 2 km north of the existing mine site, and is hosted within intensely biotized and quartz-carbonate veined basalt near a roll in the ultramafic contact. To date, a total of 97 holes (17,005 m), have been drilled in the Phoenix Zone area, with an initial 22 holes drilled in February/March 2004, followed-up with 34 holes drilled in July/August/September 2004 and a further 41 holes drilled in January/April 2005

The setting and style of the Phoenix Zone bears a marked resemblance to the high-grade zones present at the nearby Campbell and Red Lake Mines. Further work is needed to evaluate the strike and depth extent of this zone and to also test for other analogs within the McFinley Property.

A total budget of CAN$1,5000,000 is recommended for the next exploration program. It is recommended that CAN$75,000 is allocated for the Phase 1 trenching program; a total of 2800 metres of drilling, totaling CAN$425,000 is recommended for the Phase 2 CARZ drilling; and 6700 metres of drilling, totaling CAN$1,000,000 is recommended for the Phoenix Zone, CARZ and Regional targets during the Phase 3 winter program. Drilling costs are based on an all-in cost of CAN$150 per metre. This estimate is based on previous drilling costs in the area.

ii

Table of Contents

Summary	i
1) Introduction and Terms of Reference	1
2) Disclaimer	2
3) Property Description and Location	3
3.1) Location and Ownership	3
3.1.1) Rubicon Obligations on Licenses of Occupation and Mining Lease	3
3.1.2) Rubicon Obligations on Patented Claims	3
3.2) Infrastructure	6
3.3) Environmental Liabilities	6
4) Accessibility, Climate, Local Resources, Infrastructure and Physiography	7
5) Exploration History	8
5.1) Ownership History of the McFinley Property	8
5.2) Exploration History of McFinley Property	9
5.3) Expenditure History of the McFinley Property	10
5.4) Resource History of the McFinley Property	10
5.5) Rubicon Exploration History of the McFinley Property	13
5.5.1) 2002 Exploration	13
5.5.1.1) Introduction	13
5.5.1.2) Phase 1 Drilling – Fall 2002	13
5.5.2) 2003 Exploration	15
5.5.2.1) Introduction	15
5.5.2.2) Phase 2 Drilling – Winter 2003	15
5.5.2.3) Phase 3 Drilling – Summer 2003	16
5.5.2.4) Summary	17
5.5.3) 2004 Exploration (January to March)	19
5.5.3.1) Introduction	19
5.5.3.2) Phase 4 Drilling – Winter Program	23
5.5.3.3) Summary	24
5.5.4) 2004 Exploration (April to December)	25
5.5.4.1) Introduction	25
5.5.4.2) 2004 Trench Mapping	25
5.5.4.3) Phase Five Drilling – Summer and Fall 2004	30
6) Geological Setting	34
6.1) Regional Geology	34
6.2) Property Geology	39
6.2.1) Introduction	39
6.2.2) Stratigraphy	39
6.2.2.1) McFinley Peninsula Area	39
6.2.2.2) McFinley Island Area	42
6.2.2.3) East Bay and the East Bay Serpentinite (EBS)	42
6.2.3) Structure	42
6.2.3.1) D1 Deformation	42
6.2.3.2) D2 Deformation	42
6.2.3.3) D3 Deformation	43
6.2.4) Alteration	43
6.3) Regional Metallogeny and Mineral Deposit Model	43
6.3.1) Group 1 Deposits (Mafic Volcanic hosted)	43
6.3.2) Group 2 Deposits (Felsic Intrusive Hosted)	44
6.3.3) Group 3 Deposits (Stratabound)	44
6.3.4) Summary	44
6.4) Mineralization on the McFinley Property	45
6.4.1) Banded Iron Formation (BIF) - Chert	45
6.4.2) Sulphide Breccia Veins	46
6.4.3) C-Zone Type	46
6.4.4) Sheared Biotite-Arsenopyrite Zones	46
6.4.5) Disseminated Arsenopyrite Replacement Zones	46
6.4.6) Carbonate Altered Zones (CARZ)	47
6.4.7) Other Environments	47
7) 2005 Winter Diamond Drill Program – Phoenix Zone	47
7.1) Introduction	47
7.2) Results	50
7.3) Summary	52
8) Sampling Method and Approach	53
8.1) Core Drilling and Logging	53
8.2) Drill Core Sampling	54
8.3) Analysis for Gold	54
9) Sample Preparation, Analyses and Security	54
9.1) Drill Core	54
9.2) Shipping	54
9.3) Assay Laboratory	54
9.4) Sample Preparation (ALS-Chemex laboratories in Thunder Bay, Ontario)	54
9.5) Assay Procedures (ALS Chemex in North Vancouver, BC.)	54
10) Data Verification	55
11) Mineral Processing and Metallurgical Testing	55
12) Mineral Resource and Mineral Reserve Estimates	56
13) Other Relevant Data and Information	56
14) Interpretation and Conclusions	56
15) Recommendations	57
15.1) Phase 1	57
15.2) Phase 2	57
15.3) Phase 3	57
15.4) Recommended Program and Budget	58
16) References	59
17) Certificate Of Author	61

List of Figures

Figure 1 : Property Location Map	4
Figure 2 :Claim Map of Patented Mining Claims, Leases and Licenses of Occupation - McFinley Property	5
Figure 3 : Mine Infrastructure, McFinley Peninsula	6
Figure 4 : View of Tailings Pond – Looking Southwest	7
Figure 5 : 3-D Perspective – 150 and 400 Levels with mineralized zones.	12
Figure 6 : Plan Map of 2002 and 2003 Drill Holes and Target Areas	14
Figure 7 : Plan map of 2003 DDH and property geology	18
Figure 8 : Drill rig on the ice at the north end of McFinley Island.	19
Figure 9 : Plan Map of 2004 DDH with Airbourne Magnetics.	20
Figure 10 : Plan Map of 2004 DDH with Airbourne Magnetics – South Half.	21
Figure 11 : Plan Map of 2004 DDH with Airbourne Magnetics – North Half.	22
Figure 12 : 2004 Trench Locations – McFinley Island.	26
Figure 13 : Trench 9 – Geology and Gold Assays.	27
Figure 14 : Trench 10 – Geology and Gold Assays.	28
Figure 15 : Trench 11 – Geology and Gold Assays.	29
Figure 16 : Plan Map of 2004 Summer Drill Holes (blue) – Phoenix Zone.	31
Figure 17 : Inclined Longitudinal Section with Au g/t x metres Contours and Interpreted Plunge Control – Phoenix Zone.	33
Figure 18 : Geology of the Red Lake greenstone belt, showing critical age determinations of volcanic and plutonic rocks (M. Sanborn-Barrie and T. Skulski, GSC, western Superior NATMAP program 1997- 2002).	36
Figure 19 : Gold producers in the Red Lake gold camp, with areas of highly altered rocks and deformation zones denoted (from Andrews et al., 1986). Note that Goldcorp’s Red Lake mine was formerly the A.W. White mine indicated on this map.	37
Figure 20 : D1 and D2 Regional Fabrics (M. Sanborn-Barrie and T. Skulski, GSC, western Superior NATMAP program 1997- 2002).	38
Figure 21 : General Geology, McFinley Property.	40
Figure 22 : Cross-section A-B through the McFinley Peninsula in the area of the underground workings north of the shaft.	41
Figure 23 : View of Campbell Mine and Red Lake Mine Head frames from the McFinley Property.(looking southwest)	45
Figure 24 : Visible gold in quartz vein – DDH MF04-79.	47
Figure 25 : Location of Phoenix Zone Drilling – Winter 2005.	49
Figure 26 : Plan Map of Drilling – Phoenix Zone, Winter 2005.	50
Figure 27 : Colloform banded snowbank veins.	52
Figure 28 : Inclined longitudinal Section (Phoenix Zone and CARZ).	53

List of Tables

Table 1 : Exploration History of McFinley Property.	10
Table 2 : Expenditures 1982 - 1989, McFinley Red Lake Mines Ltd. (Hogg, Oct 2002)	10
Table 3 : Inferred Resources, McFinley Peninsula (Hogg. Oct 2002).	10
Table 4 : Highlight Drill Intersections – 2004 Summer and Winter Phoenix Zone Drilling.	30
Table 5 : Summary of Stratigraphy, McFinley Property	39
Table 6 : Highlight Table of Drill Assays – Winter 2005.	48
Table 7 : Independent QA/QC analysis.	55

Introduction and Terms of Reference

This report on the McFinley Property of Rubicon Minerals Corporation (Rubicon) has been prepared by Marc Prefontaine, P. Geo., at the request of Mr. David Adamson, President and CEO. The report was commissioned by Rubicon Minerals Corporation to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43 -101F1.

This report is an update to a 43-101 compliant report prepared by Darwin Green, P.Geo., dated March 1, 2005 and titled “An Update on Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario - For the Period April 2004 to December 2004”. The author has the written consent of Darwin Green to reproduce necessary sections of the March 2005 report. This report also refers to the inferred mineral resource defined by Hogg, 2002. A certificate of Hogg’s qualifications is included at the end of this report.

The McFinley Gold Property was optioned by Rubicon during 2002 from Dominion Goldfields Corporation (“DGC”) and DGC subsidiary 1519369 Ontario Ltd. The property was most recently the subject of an underground exploration and development program in the 1980's however was inactive during 1989 - 2002 due to litigation. Litigation was resolved by DGC in 2002. The property now forms an important part of Rubicon’s properties and activities in the Red Lake area of Northwestern Ontario.

The author is experienced in the Red Lake area having worked on a project in the area and having toured the producing mines. He has good experience in archean greenstone belt exploration having worked in Ontario and Quebec. In addition, the author has worked in his field of expertise for 16 years and on gold exploration properties throughout North America, South America, Central Asia, Asia and South Africa. He has the experience, background and personal knowledge to act as a Qualified Person under NI43-101.

Considerable data is available on the McFinley Property in Rubicon files and as readily available public documents. The public sources of relevant references are listed in Section 20 to this report.

2005 exploration on the McFinley Property was carried out under the supervision of Darwin Green (P.Geo.), the Qualified Person on the project from January 2005 to April 2005. The author would also like to acknowledge others who contributed to the 2005 exploration work described in this report, including David Adamson, Ian Russell, Jack Der Weduwen, Larry Poznikoff, Crystal Hoffe, Chevaun Gellie, Oliver Roenitz, Terry Bursey and Terry Boyes.

Gold values for work performed by Rubicon are reported as either ounce per ton (“oz/ton”) or grams per metric tonne (“g/t”). Historic gold values are presented as originally reported and converted to g/t if required. A conversion factor of 34.28 is used to convert ounces per short ton (“oz/ton”) to g/t. Currency is reported as Canadian dollars unless otherwise noted. All map coordinates are given as Universal Transverse Mercator (UTM) Projection, North American Datum (NAD) 83, Zone 15 coordinates.

Disclaimer

The author has relied on information provided by Rubicon Minerals Corporation on the legal status of the property that forms the McFinley Property. Effort was made to review the information provided for obvious errors and omissions; however, the author shall not be held liable for any errors or omissions relating to the legal status of claims described in this report.

The destruction of the complete record of the historical documentation for the property due to fire at the site office in 2001 is noted. A substantial amount of detailed data was lost. Rubicon has recovered a large volume of this information and continues to make a concerted effort to secure additional information which may be privately held. The author will not be held liable for any errors or omissions relating to missing data.

The mineral resources quoted in this report were previously reported in the Technical Report 43-101 dated May 12, 2003, prepared by Mr. David M. Rigg, P.Geo and Mr. Glen Hogg, P.Eng. These resource estimates were completed by the McFinley staff in 1986 and have been reported and discussed in Hogg (May 2002) and Hogg (October 2002). There have been no changes made to the resource calculations and Mr. Hogg continues to accept responsibility for them. Mr. Hogg’s certificate of authorship is included in this document.

The author has taken considerable background information for Sections 5.0 to 8.0 from the Technical Report 43-101 dated May 12, 2003, prepared by Mr. David M. Rigg, P.Geo and Mr. Glen Hogg, P.Eng. This information has been repeated again in this report for the sake of completeness and the author wishes to acknowledge Mr. Rigg and Mr. Hogg for their diligence in collating this information. As stated previously in Section 2.0, considerable information from the Technical Report 43-101 dated March 1, 2005, prepared by Mr. Darwin Green, has also been repeated again in this report.

Property Description and Location

Location and Ownership

The McFinley Property is located in the southwestern part of Bateman Township within the Red Lake Mining Division of northwestern Ontario, Canada, Figure 1. The McFinley Shaft is located at 51° 07’ 26’’ N and 45° 44’ 26’’ W. The McFinley Property is subject to option agreements that have allowed Rubicon to earn a 100% interest in an area that covers approximately 505.43 Ha. The property was acquired in two separate agreements during 2002. The water covered areas, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (DGC) in January 2002. Land portions of the property, held as nine Patented Claims, were later optioned by agreement in June 2002. The mining rights of Patent Claims were optioned from Dominion Goldfields Corporation (DGC) and the surface rights of the same Patent Claims were optioned from DGC subsidiary 1519369 Ontario Ltd. Collectively, all of these titles are now referred to as the McFinley Property (the 'Property'). Titles are listed separately in Appendix 1. Figure 2 shows the distribution of the claims.

The various Licenses of Occupation, Mining Lease and Patents of the Property are contiguous, surveyed and in good standing.

Titles to the Licenses of Occupation, Mining Lease and Patents are held by DGC and 1519369 Ontario Ltd. subject to the terms of the agreements concluded with Rubicon. Historical details of each agreement are described in Hogg, May 2002 and Hogg, Oct 2002. Property taxes related to the surface parcels of some patented claims were written off by the Red Lake Municipality in early 2002 and Rubicon recently purchased these surface parcels. Rubicon has full right of access to all areas of the McFinley property under contractual agreements and the Mining Law of Ontario.

Rubicon Obligations on Licenses of Occupation and Mining Lease

Rubicon optioned 25 licenses of occupation and one mineral lease (Water Portion) in January 2002 from Dominion Goldfields Corporation (“DGC”) by agreeing to pay $800,000, issue 260,000 shares and complete U.S. $1,300,000 of exploration prior to March 31, 2006. During 2004 Rubicon completed its acquisition of these Water Claims after meeting all the required payments and expenditures. These claims are subject to a NSR royalty of 2%, for which advance royalties of U.S. $50,000 are due annually (to a maximum of U.S. $1,000,000 prior to commercial production). Rubicon has the option to acquire a 0.5% NSR royalty for U.S. $675,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of U.S. $675,000, which would be deductible from commercial production royalties as well as certain of the maximum U.S. $1,000,000 in advance royalty payments described above.

Rubicon Obligations on Patented Claims

Rubicon purchased 16 patented claims (Land Portion) from DGC in July 2002 for $500,000 ($425,000 paid as of December 31, 2002 and $75,000 paid prior to June 2003) and issue 500,000 shares (issued). The Company is also to issue to the vendor 100,000 stock options (issued). The Land Claims are subject to a NSR royalty of 2-3%, for which advance royalties of $75,000 are due annually (to a maximum of $1,500,000 prior to commercial production). Rubicon has the option to acquire a 0.5% NSR royalty for $1,000,000 at any time. Upon a positive production decision Rubicon would be required to make an additional advance royalty payment of $1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum $1,500,000 in advance royalty payments described above.

N
Red Lake
Thunder Bay
McFinley Gold Project
McDonough Twp.
Dome Twp.
Bateman Twp.
Balmer Twp.
Cochenour
Balmertown
Heyson Twp.
Bysshe Twp.
Town of Red Lake
0.5 0 0.5 1 1.5 2 2.5 3 Kilometers

Figure 1 : Property Location Map

Figure 2 :Claim Map of Patented Mining Claims, Leases and Licenses of Occupation - McFinley Property

Infrastructure

A 3-compartment exploration shaft was developed on the McFinley Peninsula in 1955 to a depth of 428 feet but abandoned in 1956. New facilities including head frame, hoisting facilities, 150-tpd mill complex and camp infrastructure were developed during a later program of underground development and exploration during 1983 to 1988 Figure 3.Underground development was focused on the 150-, 275- and 400-foot elevations.

The workings were allowed to flood in 1989 after the onset of legal disputes. Infrastructure was not placed on care and maintenance and buildings suffered systematic vandalism during the period 1990 -2001, culminating in the total destruction of the site office by fire in 2001. The mill, hoist and head frame are intact and vandalism largely focused on breakable items in the camp accommodation buildings. Rubicon has not evaluated the cost to repair, or replace this infrastructure. A new core shack and secure core storage building have been constructed and access to the site has been restricted. Infrastructure and facilities are being repaired on an 'as needed' basis according to the requirements of the on-going property program. Estimates to reopen the underground development areas have been reviewed by AMEC, however no immediate program of underground work is recommended at this time.

A tailings disposal area consistent with regulatory requirements was constructed on McFinley Peninsula in 1988 in preparation for the bulk-sampling program. The site chosen was an extensive topographic depression lying immediately west of the shaft site on the McFinley peninsula, and retaining dams were constructed to pond effluents prior their drainage to the south into the waters of East Bay. The disposal area received a Certificate of Approval in 1988. The termination of activities on the project in 1989, after test-milling of an estimated 2500 tons of the bulk sample, resulted in minimal use of this area.

Figure 3 : Mine Infrastructure, McFinley Peninsula

Environmental Liabilities

Rubicon engaged URS Norcol Dames & Moore, an environmental consulting firm, to prepare a preliminary report on the environmental aspects of the McFinley Gold Property in 2002. No serious conditions or difficulties were noted in the course of this study. Recommended effluent sampling and monitoring procedures, a reporting schedule and other recommendations to conform to current environmental regulations were being put in place in 2003 and 2004.

The disposal area for underground water and minor test mill tailings was constructed at the McFinley Property in accordance with environmental regulations as set forth by the Government of Ontario in 1988 (Figure 4).The disposal area remains little used with mill throughput limited to approximately 2500 tons. An estimated 6000+ tons of the previously mined bulk-sample remains stockpiled on the site.

There are no deposits or reserved funds allocated or required for any deemed liabilities.

Figure 4 : View of Tailings Pond - Looking Southwest

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The McFinley Property is an area of subdued topography of less than 15 metres elevation above lake elevation. Land areas are largely covered with spruce, poplar and birch trees with minor swamp. A portion of the property is covered by the East Bay of Red Lake with McFinley Island, directly to the north of McFinley Peninsula, representing the largest Island on the property. The property is covered by 2 to 10 metres of glacial overburden with bedrock outcrop mostly restricted to shoreline exposures. Lakes are relatively shallow with water depths rarely greater than 5 to 15 metres. Recent seismic surveys of lake areas indicate average accumulations of 10 to 20 metres of lake sediments and overburden beneath lake bottom, with troughs up to 80 - 100 metres deep along the structural trend underlying East Bay.

Annual mean precipitation for the region is 640 millimetres which includes mean average snowfall of 378 millimetres. Mean average temperature is 0.9 degrees Celsius with mean winter temperatures (October to April) of -9 degrees and mean summer temperatures of +14 degrees. Temperatures can reach summer highs of 35 degrees and winter lows of -40 degrees. Weather conditions allow drilling from the ice of Red Lake during January to early April. Municipal winter snow clearance extends to the end of paved roads near Cochenour and the site access road can be easily maintained by local road contractors.

The McFinley Property is accessible via an eight-kilometre gravel road from paved roads servicing the village of Cochenour and the surrounding communities of Balmertown and Red Lake, Figure 1. Situated on East Bay, the McFinley Property is also easily accessible via the waters of Red Lake. The region is serviced by Highway 105 which connects with TransCanada Highway #17 in Vermillion Bay. The area has daily scheduled Bus Services and daily scheduled flights from Winnipeg, Kenora and Thunder Bay.

The Red Lake District has a long mining history and there are currently two major mines in operation in Balmertown, Placer Dome's Campbell Mine and Goldcorp's Red Lake Mine. The District can support year-round mineral exploration and mining operations.

Electrical power on the McFinley Peninsula is currently supplied by a diesel generator. An electric power transmission line extends to the Abino Property of Goldcorp which adjoins the Property to the south, a distance of about 2 kilometres from the McFinley shaft. Water is pumped from the nearby East Bay of Red Lake and potable water is trucked to site.

Exploration History

The extensive history of the property has been described in two previous reports: Hogg G.M. May 17, 2002 and Hogg G.M. October 15, 2002. The ''Property'' has been previously divided into land ('Patented Claims' of this report, or 'McFinley Mine Property' of Hogg) and water titles ('Licenses of Occupation and Mining Lease' of this report, or 'McFinley Property' of Hogg). Both of these areas are now termed the McFinley 'Property'. A summary of ownership, work, prior expenditures and Resources is herein provided.

Ownership History of the McFinley Property

The Property was initially staked and owned by McCallum Red Lake Mines Ltd. in 1922. Ownership was registered in the name of McFinley Red Lake Gold Mines Ltd. during the period 1944 to 1974. In 1974 Sabina Industries Ltd. earned a 60% interest in the property. McFinley Red Lake gold Mines changed its name to McFinley Red Lake Mines Limited in 1975 and a plan of arrangement between McFinley Red Lake Mines Limited and Sabina in 1983 transferred title to McFinley Red Lake Mines Ltd. In 1984, the Property was Joint Ventured with Phoenix Gold Mines Ltd. (42.9%) and Coniagas Mines Ltd. (7.1%). The Joint Venture interest was subsequently repurchased in 1986 with financial backing from Alexandra Mining Company (Bermuda) Ltd and McFinley Red Lake Mines Limited continued underground exploration and development.

Financial difficulties experienced by McFinley Red Lake Mines in 1989 led to a long period of dispute with creditors and ownership issues between 1990 and 2001. Dominion Goldfields Corporation (“DGC”) was awarded title to the Licenses of Occupation and Mining Lease of the McFinley Property in 2001 through a vesting order from the Superior Court of Ontario. DGC and a wholly owned subsidiary 1519369 Ontario Ltd. were subsequently granted ownership of the mining rights and surface rights respectively, to the McFinley Patents by a vesting order by the Superior Court of Ontario in 2002. Rubicon Minerals optioned the Property from DGC, and DGC and 1519369 Ontario Ltd., respectively, in two agreements in 2002.

Exploration History of McFinley Property

Year	Description of Work
1922
Original staking in 1922 undertaken to cover a high-grade silver occurrence on the McFinley peninsula, the first mineral prospect of record in the Red Lake area. Trenching, sampling and shallow drilling was undertaken by McCallum Red Lake Mines Ltd. Wide-spread but erratic gold mineralization was noted in cherty metasediments on both McFinley Peninsula and McFinley Island.

1941-42	Occurrences were drilled as part of the Wartime Minerals Evaluation program.
1944-46	McFinley Red Lake Gold Mines Ltd. carried out ground magnetic surveys, a 48,548 foot drilling program over the McFinley Peninsula, and a 4,877 foot drilling program from the ice of Red Lake.
1946-55	Fourteen holes (M Series) were completed for a total of approximately 5,200 feet of diamond drilling.
1955-56	Little Long Lac Gold Mines sank a 428ft vertical shaft on claim KRL 246 and completed 1,358 feet of exploratory underground development on two levels. Work terminated in 1956.
1974-75
Sabina Enterprises completed 25 diamond drill holes for approximately 10,000 feet of drilling on the 'Mine Property'; ground magnetic and electromagnetic surveys and ten holes in approximately 2,410 feet of diamond drilling over a portion of the lake properties.

1981-83
Sabina and McFinley Red Lake Mines completed a magnetic/electromagnetic geophysical survey over the McFinley peninsula area, surface bulk sampling and 12,046 feet of surface diamond drilling in 33 holes.

1983-84	McFinley Red Lake Mines Ltd. and Sabina Industries completed seven holes for a total of approximately 2,120 feet of diamond drilling.
1984-85
An agreement with Pheonix Gold Mines Ltd. allowed the reopening of the McFinley shaft and completion of a total of 1,570 feet of drifting and crosscutting on the 150’ and 400’ levels. Metallurgical work and mineral processing was carried out. Eighty underground drill holes totaling 6,000 feet and sixty-nine surface holes totaling 34,870 feet of diamond drilling were completed. Funding difficulties resulted in the project being placed on temporary standby in February 1985.

1985-87
3,775 feet of drifting and crosscutting were carried out on the 150’ and 400’ levels. 23,333 feet of underground drilling, 30 feet of raising and an extensive chip-sampling program were completed. A program of 41,874 feet of diamond drilling was also completed in sixty-one surface holes.

1987 to 1989
In recognition of a 'Nugget Effect' in sampling results, a decision was made to proceed with a minimum 15,000 ton bulk sample. A 150-tpd mill and tailings area was constructed. Underground development (9,482 feet) continued on 150’ and 400’ levels, a new 275’ level and on a ventilation raise from the 400’ level to surface. Additional sampling, diamond drilling (28,642 feet), and metallurgical testing were completed. Bulk sampling operations commenced in July 1988 with sampling indicating head grades in the range of 0.25 oz.Au/ton from prepared stope areas. Mill design problems, lack of income from bulk sampling and lack of exploration funding forced the closure of the operation after an estimated 2,500 tons milled. Total historical development in drifting, crosscutting and raising is estimated to be over 19,000 feet. Total historical diamond drilling focused on the Peninsula area is estimated to be 148,000 feet from surface and 117,500 feet from underground. An estimated 180,000 feet of core is stored on the property.

2001 to 2002
DGC foreclosed on the Licenses of Occupation and Mining Lease and was awarded title to Lake covered portion of the McFinley Property in 2001. DGC and its subsidiary were subsequently awarded title to the Patented Claims of the Property in 2002.

2002 to 2004
Rubicon Minerals option the property during 2002 and undertake high-resolution airborne magnetometre, seismic and ground magnetometre geophysical surveys, trenching, and five phases of surface diamond drilling of 1909.1m (6263.5 feet), 9,704.4m (32,708.5 feet), 3,058.0 m (10,032.1 feet), 7,342.5 m (24,089.7 feet) and 6,038 m (19,810 feet).

2005	Rubicon Minerals carry out a winter drilling program of 7,491m (24,580 feet).

Table 1 : Exploration History of McFinley Property.

Expenditure History of the McFinley Property

Estimates of early expenditures on the property have not been determined. Expenditures on the property during 1982 to 1989 totaled approximately $18,675,150. The bulk of these expenditures were focused on the area of McFinley peninsula and are itemized in Table 2.

C$
Mining Equipment & Camp at cost	1,518,000
Bulk Sample Plant	3,372,450
Road Construction	300,000
Tailing Disposal Area	250,000
Power line Preparation	76,000
Effective Exploration and Development Costs	13,158,700
Total	18,675,150

Table 2 : Expenditures 1982 - 1989, McFinley Red Lake Mines Ltd. (Hogg, Oct 2002)

Resource History of the McFinley Property

All resource estimates refer to the shaft area on McFinley Peninsula where underground exploration and development and extensive sampling were carried out. The most reliable mineral resource estimate was completed by the McFinley staff in 1986 and has been reported and discussed in Hogg (May 2002) and Hogg (October 2002). The 1986 resource estimate was developed using underground sampling results augmented with closely spaced drill hole data where openings for sampling were not available. Standard methods of resource block development were employed to a depth of 400 feet, and an in-place grade calculated on the basis of sampling information. The location of mineralized zones is shown in Figure 5. The 1986 resource estimate is presented in Table 3.

Location	Zone	Tons	Grade (oz. Au/ton)
North Shaft Area	FWC-3	3,875	0.50
“	C Zone	10,520	0.87
South Shaft Area	FWC-1 & 2	30,600	0.24
“	C-2	128,700	0.11
“	C-3	36,562	0.19
“	WL Zone	10,500	0.49
“	403 Zone	5,000	0.80
“	BX Zone	2,000	0.84
“	D Zone	106,250	0.15
Total Estimated Undiluted Resource		334,007	0.20

Table 3 : Inferred Resources, McFinley Peninsula (Hogg. Oct 2002).

Under the standards of reserve and reserve definition set forth by National Instrument 43-101 it is Hogg's opinion that this may be classed as an Inferred Mineral Resource (Hogg, Oct 2002). Considering the large amount of sampling and assay data involved in its development, the Resource may appear to warrant a higher classification, however the erratic nature of the gold mineralization in the various mineralized zones exposed in the underground workings clearly indicates a strong “nugget effect” on sampling and assaying results. The planned program of bulk sampling designed and implemented in order to better assess the economic viability of the mineralized system by McFinley Red Lake Mines, remains incomplete. The degree of confidence in indicated assay values does not allow consideration of the resource on an economic basis.

Diamond drilling below 400 feet in 1986 led to encouraging results at depth across the Peninsula. On the basis of results from these holes, the resource estimate at McFinley, as estimated by the McFinley staff in 1986, was increased to 890,000 tons at an in-situ grade of 0.19 oz.Au/ton. Continued drilling in 1987 - 1988 ultimately tested the mineralized system to a depth of about 1,700 feet below surface in the shaft area. Deeper holes of these programs were widely spaced and the zonal dimensions and continuity below the 400-level were not established to the degree necessary to be considered in a resource category to meet the standards set forth in NI 43-101. The deeper area should be considered an area of geological and exploration interest.

Lakefield Research performed metallurgical test work during the mid-1980’s. Bulk sampling operations were carried out during 1985 to 1989 by McFinley Red Lake Mines at their facilities developed on the Property. Operations of McFinley Red Lake Mines were guided by a reputable and experienced consulting engineer, C. Lendrum, P.Eng.

C-Zone
FWC-3 Zone
403-Zone
FWC-1 & 2
C2/C3 Zones
D-Zone
N
W
100m
150 Level
400 Level
FWC-3 Zone
C-Zone
403-Zone
FWC-1 & 2
C2/C3 Zones
D-Zone

Figure 5 : 3-D Perspective - 150 and 400 Levels with mineralized zones.

Rubicon Exploration History of the McFinley Property

Following acquisition in 2002, Rubicon Minerals Corporation has undertaken extensive exploration on the McFinley Property. Exploration during the period 2002 - 2004 has included 59,580 square feet of trenching and stripping, 28,052 metres of surface diamond drilling, airborne geophysics, ground magnetometre and seismic surveys, and much re-evaluation of previous information. Selected holes from the over 60,000m of previously drilled core have also been relogged. Rubicon has built a new core shack and storage area at the site and has refurbished some of the infrastructure as required for the ongoing property exploration programs. A summary of Rubicon’s exploration history and highlights is provided below, a more detailed description of this early exploration work can be found in previous 43-101 Technical Reports prepared by Darwin Green, (2005) I.R. Cunningham-Dunlop (2004), and D.M. Rigg and G. Hogg (2003).

2002 Exploration

Introduction

Rubicon commenced a large relogging and resampling program in the spring/summer of 2002, concurrent with major compilation and digitization of all existing data on the property. The compilation effort was somewhat hampered by a fire in the historic exploration office at the mine site in 2001, which destroyed a considerable amount of original data. Over 60,000 m of the original surface and underground drill core from the McFinley Red Lake Mines’ era of exploration and development existed in crossed piles on the property, and early work by Rubicon involved cataloging and re-boxing a significant volume of this core.

Complimenting the relogging and resampling program, Rubicon commissioned detailed ground and helicopter borne magnetic surveys, grid and shoreline geological mapping, excavation and mapping/sampling of several large trenches, as well as seismic surveys over East Bay to determine lake-bottom and bedrock topography. Within a short period of time Rubicon developed a solid geological model for the property, with a thorough understanding of stratigraphy, structure, and mineralization. Individuals such as John J. Watkins (Qualified Person for 2002 exploration programs), Jack Der Weduwen, Ian Russell (Project Manager), and Larry Poznikoff are acknowledged for their contribution to this early work, which helped establish the foundation for future exploration on the property.

Phase 1 Drilling - Fall 2002

A Phase 1, fourteen hole (MF-02-01 to MF-02-14) drill program totalling 1,909 metre (6,263.5 feet) was carried out in the immediate area of the Peninsula from November to December 2002. Eight holes were drilled in the North Mine area, in the vicinity of 10500N, to test extensions of shallow gold mineralized zones intersected in historical drilling, with a specific focus on the ‘C’ Zone target area (Figure 6). All holes but one intersected gold mineralization (i.e. > 3 g/t Au), with highlight assays of 46.69 g/t Au over 0.65 m and 728.9 g/t Au over 0.35 m in hole MF-02-05. Although results were encouraging, and included the identification of a new silica-arsenopyrite replacement zone, no specific mineralized interval from the North Mine area received any follow-up drilling. The other six holes were drilled in the South Central Mine area (MAC-2 Target), to test the extension of gold mineralized zones within the ‘D’ Vein. All of the holes were drilled on section 9300N at approximately the same easting (10,000E), with four holes testing the ‘D’ vein at shallow depths (<100 m), and two holes drilled further to the west, designed to test the hanging wall stratigraphy of the Central Basalt sequence and deeper extensions of gold mineralized zones within the ‘D’ Vein. All intersections of the ‘D’ Vein were mineralized, with a high of 11.78 g/t Au over 0.6 m in hole MF-02-02. Widths and gold grades of the ‘D’ Vein were typical of those reported from historic drilling on the property. Gold mineralization was also encountered in other environments, including the footwall and hanging wall cherts. Highlight intersections from these other environments include 63.49 g/t Au over 0.6 m and 8.33 g/t Au over 1.2 m.

N
MAC-4
MAC-5
MAC-1
North Mine
MAC-3
MAC-2
Legend
2002 Drill Holes
2003 Drill Holes
500
0
500 Meters

Figure 6 : Plan Map of 2002 and 2003 Drill Holes and Target Areas

2003 Exploration

Introduction
2003 exploration at McFinley was drill focused, and included two drill programs (Phase 2 and Phase 3). Phase 2 consisted of 9,704 metres (32,709 feet) of winter drilling including 24 holes to test property-wide targets from the ice of Red Lake and a further 6 holes on the Peninsula. (Jan to Mar 2003). Phase 3 consisted of 3,058 metres (10,033 feet) in 10 holes for follow-up drilling on McFinley Peninsula (July to Sept 2004). In addition to drilling, a total of 76 historic surface and underground drill holes were relogged during 2003 in an effort to refine geological understanding of key areas of the property.

Phase 2 Drilling - Winter 2003
Phase 2 drilling (MF-03-15 to MF-03-44) was weighted toward testing conceptual targets, most of which lie beneath East Bay, in areas that had received little if any historic exploration. The philosophy of the program was to look outside of the immediate Peninsula area and test for gold mineralization associated with the East Bay Serpentinite, with preference given to environments perceived to exhibit a likeness to those hosting ore zones at the producing Red Lake area mines. A lesser number of holes were dedicated to high-grade gold targets on the Peninsula that were not part of the classic ‘D’ Vein/Chert environment. Targets tested during the program include the MAC-1, MAC-2, MAC-3, MAC-4, MAC-5 and North Mine areas, with other unnamed regional target areas tested with isolated holes (Figure 6).

MAC-1 Target Area
Of the 30 holes (9704 m) drilled during the Winter 2004 program, 10 holes (2756 m) targeted the MAC-1 Target Area. Holes were designed to test Mine Sequence stratigraphy and ultramafic contacts in an area between the north end of McFinley Peninsula and the south end of McFinley Island, where prominent northwest trending fault structures are interpreted from airborne magnetic data. Drilling in the MAC-1 target area confirmed the presence of widespread gold mineralization, including wide-spaced intercepts over a 1200 foot (365 m) strike length. Gold intercepts from six holes (MF-03-16, 30A, 34, 36, 39, 41) define a moderately southwest dipping structural plane, and range from 0.16 oz/ton over 1.64 feet to 1.93 oz/ton over 0.98 feet. This gold mineralization lies within a chlorite-altered quartz-carbonate vein, MAC-1 Vein, associated with a thin sheared ultramafic unit and a bleached fault zone (MAC-1 Fault). Several other high-grade gold intercepts occur in the MAC-1 holes outside the structural plane described above, including 1.34 oz/ton Au over 3.28 feet, 0.71 oz/ton Au over 1.48 feet and 0.51 oz/ton Au over 1.64 feet in MF-03-16 and 0.97 oz/ton Au over 0.98 feet in hole MF-03-19.

MAC-2 Target Area
Four holes, totalling 1427 m, were drilled in the MAC-2 Target Area. Holes were initially designed to test the ‘down-plunge’ extension of historical gold intercepts and the upper contact of the East Bay Serpentinite, and were later redesigned to follow-up on a new zone of encouraging mineralization intersected in hole MF-03-21, which included up to 29 specks of visible gold and assayed 0.60 oz/ton over 2.92 feet, including 0.97 oz/ton over 1.25 feet. The mineralization occurs in intensely silicified and biotite altered rocks associated with late ‘wormy’ quartz veins. The two follow-up holes on this zone, one along strike the other up-dip, failed to intersect comparable mineralization.

MAC-3 Target Area
Four holes, totalling 1319 m, were drilled in the MAC-3 Target Area. The MAC-3 area lies near the eastern margin of the East Bay Serpentinite (EBS), immediately east of the McFinley mine site. Drilling targeted a prominent magnetic low within the EBS, and resulted in the discovery of a new zone dubbed the ‘Love Bird Zone’ (LBZ) associated with altered complexly folded felsic intrusives and basaltic flows within the EBS. The mineralization is characterized by silicification-Po-Au and native gold in veins, both within and along the margins of felsic and basaltic bodies. Results included values of 1.92 oz/ton Au over 2.20 feet, and 0.52 oz/ton Au over 2.03 feet plus numerous lower grade intercepts.

MAC-4 Target Area
Three holes, totalling 539 m, were drilled in the MAC-4 Target Area (one hole of which was abandoned at 43 m due to technical difficulties). Holes drilled to test for a northerly strike-continuation of the McFinley Island Sequence (MIS) where the MIS is cut by an interpreted northwest trending shear structure. The holes confirm the extension of interbedded iron formations and basalts of the MIS, and clearly indicate the presence of a northwest trending structure.

MAC-5 Target Area
One hole, totalling 272 m, was drilled in the MAC-5 Target Area. The hole was drilled to intersect the down dip projection of a series of historical gold intercepts within a package of interbedded sulphidized iron formations and basalts of the McFinley Island Sequence. Historical drilling in the area documented five iron formations, whereas this hole documents only three, very thin and dispersed iron formations. A firm geological explanation for the inconsistency has yet to be formulated, although faulting is suspected. Significant gold intersections from this hole include 0.36 oz/ton over 2.62 feet, and 0.25 oz/ton over 3.28 feet.

North Mine Target Area
Two holes, totalling 396 m, were drilled in the North Mine Target Area (one hole of which was abandoned at a depth of 52.9 m due to technical difficulties). Holes were designed to test the northerly and depth extension of the ‘C’ Shear, observed in historical holes. The ‘C’ Shear was intersected within the EBS, but lacked any significant gold mineralization.

Regional Targets
Nine drill holes, totalling 2672 m, were drilled on a variety of regional targets, with most testing the EBS beneath East Bay. Although providing key geological information, many holes remained entirely within ultramafic rock units and none of the nine holes intersected mineralization of any real significance.

 Phase 3 Drilling - Summer 2003

As a follow-up to the 2003 Winter Drill Program, a drill program was carried out between July 25 and September 1, 2003 in the McFinley Peninsula area. A total of 10 holes were drilled totaling 3,058.00 metres and included drill holes MF03-45 to MF03-54 (Figure 7). The main focus of the program was the MAC-1 area under the waters of East Bay which was targeted from the northern tip of the McFinley Peninsula. In addition to this, were several historic intercepts from the MAC-2 and North Mine areas which warranted follow-up.

MAC-1 Target Area
Given the success of the 2003 Winter Drill program, a series of holes was proposed to follow-up on a gold-bearing structural zone (Mac 1 Fault Zone) and associated vein-hosted gold mineralization outlined in the channel between McFinley Peninsula and McFinley Island. In particular, the holes were planned to pursue the strike and down dip extent of the gold mineralization intersected by drill holes MF-03-30A, MF-03-34 and MF-03-36 on Tracks Section 9N. This gold mineralization lies within a chlorite-altered quartz-carbonate vein, MAC-1 Vein, associated with a thin sheared ultramafic unit and a bleached fault zone.

The four holes (MF-03-45, 46, 47 and 50; totaling 1103 metes) that tested MAC-1 during the 2003 Summer Program were unsuccessful in extending the down-dip or strike extension of the MAC-1 Vein. The MAC-1 Fault still remains a viable exploration target based on its NNW trend and the degree of associated biotization and veining. Efforts should be made to follow this structure to the south and evaluate the intersection of this fault with the main mafic/ultramafic contact and also more competent units within the East Bay Serpentinite itself.

MAC-2 Target Area
Five holes (MF-03-48, 49, 52, 53 and 54), totaling 1782 metres, were drilled in the MAC-2 area to follow-up on geologically interesting high-grade intercepts from two 1940’s holes (0.6 oz/ton over 1.5 feet in hole M-71 and 3.56 oz/ton over 4.9 feet in hole M-90) and one underground hole (1.77 oz/ton over 15.0 feet from near the ultramafic contact in U-798) drilled in 1988 by McFinley Red Lake Mines, immediately prior to falling into bankruptcy. The 2003 drill holes were unsuccessful at reproducing the historically reported gold grades, but did identify quartz-carbonate-sulphide, and silica-arsenopyrite zones that may be correlative with the mineralized zones in holes M-71 and M-90. The two holes that tested the area of high-grade mineralization in U-798 exhibited little of interest at the ultramafic contact where the mineralization is reported to occur.

Holes testing the MAC-2 area intersected several significant zones of mineralization that were not the primary targets. These include ‘D’ Vein intersections of up to 9.51 g/t over 1.65m, in hole MF-03-4, and iron formation intersections of up to 9.55 g/t over 1.25m in hole MF-03-48 and 8.55 g/t over 1.55m in hole MF-03-49. A D2 type biotite-sulphide shear structure in hole MF-03-52 yielded up to 11.10 g/t over 0.50m.

North Mine Target Area
One hole, MF03-51, totaling 169 metres was drilled to test this target. The hole was designed to intersect the MAC-1 fault zone and adjacent C-Zone, in attempts to examine the style and orientation of mineralization within the C-Zone. The hole intersected the MAC-1 fault directly above the C-Zone horizon, but the only significant assay results (7.99 Au g/t/ Au over 0.95 metres) came from iron formation higher up in the hole.

 Summary

The 2003 Winter Drill Program identified several new high-grade gold occurrences in widely separated areas with little or no previous exploration, confirming that the area previously explored on the property, confined to McFinley Peninsula, is a small part of a much larger mineral system that spans the property. The most promising of these new gold occurrences, the MAC-1 target area, included multiple >0.5 oz/ton intercepts associated with a moderately southwest dipping fault structure.

The results for the 2003 Summer Drill Program were somewhat disappointing given the lack of success in extending the down-dip or strike extension of the MAC-1 Vein or replicating some of the historic values in the MAC-2 and North Mine areas. The MAC-1 Fault still remains a viable exploration target based on its NNW trend and the degree of associated biotization and veining. Efforts should be made to follow this structure to the south and evaluate the intersection of this fault with the main mafic/ultramafic contact and also more competent units within the East Bay Serpentinite itself. As for the reported high grade intercepts in the historic drilling, it is unlikely, given the nuggety nature of the gold and the lack of accurate survey control, that these intersections will be replicated with individual follow-up holes. More thought should be given to following up these zones with systematically spaced drill holes along a specific structure if supported by strong alteration, veining or pathfinder geochemistry.

Figure 7 : Plan map of 2003 DDH and property geology

2004 Exploration (January to March)

Introduction

The 2004 Winter Drilling Program marked the fourth phase of drilling on the McFinley Project since acquisition by Rubicon in 2002. The primary targets areas for the program were the intersection of the property-scale, north to north-northwest-trending D2 faults with the more competent felsic and basaltic bodies within the East Bay Serpentinite/East Bay Deformation Zone (MAC-3 and MAC-3 South Areas). Of secondary importance, was the intersection of these faults with the main McFinley and McFinley Island sediment-basalt sequences to the west (MAC-1, MAC-5, and MAC-4). Magnetic lows were strongly considered in the selection of the drill targets and were considered indicative of enclaves of basaltic or felsic material within the ultramafics, fault structures or possibly sulphidized zones within the iron formations. Some of the drill holes were follow-ups to encouraging results from the 2003 winter program (MAC-3/LBZ & MAC-1 Vein) while others were venturing into relatively unexplored ground at the northern end of the property and along the eastern margin of McFinley Island

A total of 35 holes were completed totaling 7,343 metres (Figure 9,Figure 10, and Figure 11). The main target areas were the MAC-1 Fault/MAC-1 Vein, the MAC-3/LBZ area, and the MAC-4 area (with the newly discovered Phoenix Zone).

Figure 8 : Drill rig on the ice at the north end of McFinley Island.

Figure 9 : Plan Map of 2004 DDH with Airbourne Magnetics.

Figure 10 : Plan Map of 2004 DDH with Airbourne Magnetics - South Half.

Figure 11 : Plan Map of 2004 DDH with Airbourne Magnetics - North Half.

Phase 4 Drilling - Winter Program

MAC-1 Target Area
In the MAC-1 area, drilling in 2003 outlined a visible gold bearing quartz-carbonate vein system immediately adjacent to the MAC-1 fault zone. However after much persistent drilling, the high-grade intersections appeared confined to three closely spaced drill holes on Tracks Section 9N. As a follow-up in 2004, one drill hole - MF-04-55 totaling 112.47 metres, was completed 20m grid north of Tracks Section 9N to test for the strike extension of the MAC-1 Fault/MAC-1 quartz-carbonate vein system. The hole intersected the MAC-1 Fault Zone where anticipated and then passed through the MAC-1 Vein from 78.0-79.4m; however results were disappointing with the vein yielding only 1.6 g/t Au over 1.20 metres.

MAC-3 Target Area
The MAC-3 area lies near the eastern margin of the East Bay Serpentinite (EBS), immediately east of the McFinley mine site. Drilling in the winter of 2003 resulted in the discovery of a new zone dubbed the ‘Love Bird Zone’ (LBZ) associated with altered complexly folded felsic intrusives and basaltic flows within the EBS. The mineralization is characterized by silicification-Po-Au and native gold in veins, both within and along the margins of felsic and basaltic bodies.

Five holes (MF04-56, 58, 59, 64, 65) totaling 1,765 metres were completed in the LBZ area with the hopes of expanding on the mineralization identified in 2003. Four of these holes were centered on Sections 11N and 13N as 50-metre step-outs up and down-dip from the most promising 2003 holes. A fifth hole, MF04-56, was drilled from the eastern shore of the McFinley Peninsula as a test of the stratigraphy between peninsula and the LBZ and in particular, the intersection of MAC-1 Fault and a prominent magnetic low below the middle of East Bay.

The results from the five holes in the MAC-3 Area were disappointing and all failed to replicate any of the results encountered during the 2003 winter campaign. Though felsic and mafic units within the East Bay Serpentinite still remain attractive exploration targets, the identification of an obvious trap set is still proving elusive. More work is needed on the interpretation and 3-D modeling of the 2003-2004 results as it will be important to determine the attitude of the felsic and mafic diking in the area, something that is not readily obvious when examining the 2-D cross-section. The deep untested eastern contact of the East Bay Serpentinite may represent a more attractive target and should be considered for deep drilling in the winter of 2005

MAC-4 Target Area
The MAC-4 area lies at the northern end of the property and spans the distance between the northern tip of McFinley Island and the northern claim boundary. A fence of two holes, MF-03-37 & 40, were drilled during 2003 in the channel between McFinley Island and ‘Small Island’ and encountered several major structures, scattered iron formations and anomalous gold values over narrow widths with a range of 2 g/t to 10 g/t. Widespread D2-shear related mineralization was also observed. A re-interpretation of the airborne magnetics in December 2003 suggested a ‘MAC-1 type’ fault through the area, trending approximately north along the north-eastern shore of McFinley Island and through the channel separating McFinley Island from Small Island. The break in the magnetic trend of the McFinley Island Sequence and the narrowing of the FW basalt in this area also supported the interpretation of this new fault dubbed ‘MAC-4’.

A total of seven drill holes (MF04-57, 57B, 71, 72, 75, 77, 80) totaling 1,676 metres were drilled to test the northern MAC-4 Fault area. Three holes, MF04-57, 57B, 80, tested the interpreted MAC-4 Fault Zone as it crossed the McFinley Island sequence near the northern claim boundary. The remaining four holes, MF04-71, 72, 75, 77, tested the region between McFinley Island and Small Island, located to the north.

Holes cored a mixed sequence of massive to pillowed basalts with local IF, rare basaltic komattite and late stage cross-cutting QP and diorite dikes. Scattered narrow zones of shearing and weak to moderate biotization with metre-scale ankerite and qtz-ankerite-chlorite veins were present in all holes. Results were generally low, except for a distinctive siliceous zone, with 3-5% fine pyrite, in hole MF-04-57, which returned 67.6 Au g/t and 100 Ag g/t over 0.55m. This zone is situated approximately 10 metres above the main ultramafic contact and is within a broader, sheared biotite alteration zone.

Though the assay results were generally low (with the one obvious exception), the degree of alteration and veining throughout all the holes was impressive and more work is warranted in the area. Further drilling in this area should be directed towards the western margin of the East Bay Serpentinite for possible northern strike extensions of the Phoenix Zone (see description below).

Phoenix Zone
Using the plan projection of MAC-4 Fault Structure interpreted from the airborne magnetics, an area just northeast of McFinley Island was selected for drilling. The area marked the intersection of the NNW trending MAC-4 Fault and a postulated 340 degree striking fault near the western margin of the East Bay Serpentinite. The area was also underlain by a magnetic low and a possible roll in the ultramafic contact.

Initial drilling of the area resulted in the discovery of a shallow biotite-aspy-gold-bearing zone near the mafic/ultramafic contact in the second hole, MF-04-61. An additional 24 holes were completed (MF-04-60 to 63, 66 to 70, 73, 74, 76 to 79, 81 to 89) totaling 4085 metres in the target area. The majority (22 holes) tested the main Phoenix Zone Target while two holes, MF-04-63 and 69, were drilled from the eastern shore of McFinley Island to test the southern extension of the fault.

Results were very encouraging with 14 of the main 22 holes intersecting grades of at least 5.0 g/t Au over 0.5m and 9 of those returning at least 10 g/t Au over 1.0m. One main lens, PZ-1, includes intercepts of 15.0 g/t Au over 2.8m in MF-04-61, 15.5 g/t Au over 4.8m in MF-04-62, 8.8 g/t Au over 0.5m in MF-04-68, 11.8 g/t Au over 1.0m in MF-04-73, 8.9 g/t Au over 3.3m in MF-04-74, 10.4 g/t Au over 1.0m in MF-04-76, 6.7 g/t Au over 1.2m in MF-04-82, 6.4 g/t Au over 1.3m in MF-04-87, and 11.1 g/t Au over 2.3m in MF04-89. Significant intercepts from other lenses and structures within the greater Phoenix Zone area include 6.6 g/t Au over 2.0m in MF04-82, 14.0 Au g/t Au over 2.1m in MF04-89, and 13.7 g/t Au over 0.6m and 100.0 g/t Au over 0.4m in MF04-79. True widths for the above drill intersections are generally 70% to 100% of reported widths.

Within the zone, strongly biotite altered basalt displays a dense network of narrow white, foliation-parallel quartz-carbonate veins, followed by late quartz-carbonate-ankerite-chlorite-amphibole breccia veins that are flooded with grey replacement quartz, and occasional late cross-cutting white to smokey grey quartz veins (often bearing visible gold). Mineralization consists of 3-5% aspy as fine acicular needles and coarser foliation parallel stringers/masses throughout the biotized host rock, accompanied by 3-5% po (locally 10%) and trace amounts of gal/sph/cpy.

The overall thickness of the deformed biotized basalt halo varies up to 40 metres and can be highly anomalous in gold, while the narrower aspy-rich veined zone is confined to 2-10 metres. Within this, individual veins attain a thickness of 0.5 to 2.5 metres. The late gold bearing quartz veins often display fine pinheads of gold with occasional smears and clots to 3 mm across. This is accompanied locally by fracture-controlled aspy/gal/sph/cpy. The visible gold appears to be related to the portions of the vein with the strongest quartz flooding/replacement and has not been observed within the enclosing basalt to date.

The mineralization forms foliation parallel lenses, which by the end of the 2004 Winter Drill Program had a drill indicated strike length of 150 metres and a dip length of 50 metres. These lenses dip moderately to the west at 30-60 degrees and plunge gently to the southwest. The plunge direction appears to have the greatest continuity as is the case with other deposits in the Red Lake Gold Camp.

Summary

A very successful 2004 Winter Drill Program resulted in the discovery of a near surface zone of high-grade gold mineralization at the northern tip of McFinley Island - the Phoenix Zone. With mineralization remaining open along strike to the north and south and down-plunge to the southwest, a follow-up, Island based drill program was scheduled for the summer months, after the lake cleared of ice. Details of the 2004 Summer Diamond Drill Program can be found in Section 5.5.4), below.

2004 Exploration (April to December)

Introduction

Exploration on the McFinley property between April 2004 and December 2004 consisted of excavating three trenches and 6,038 m of diamond drilling. Exploration work was focused on the north end of McFinley Island, and was undertaken during the summer months of July, August and September. Trenching results are detailed below, results of the diamond drilling are detailed in Section 5.5.4.3).

2004 Trench Mapping

Introduction

Mechanical trenching was done with the use of a backhoe excavator that required barging to and from the north end of McFinley Island. A total of three trenches (Trench 9, 10, and 11;Figure 12, Figure 13, Figure 14 and Figure 15) were cleared to bedrock and washed with high pressure water pumps. Trenches range in size from 10 m wide by 15 m long, to 15 m wide by 100 m long, totaling approximately 1400 sq metres (15,000 sq feet). Depth of overburden ranges from 0 m to 5 m. Exposed outcrop was mapped for lithology, structural data and mineralization and subsequently channel sampled. A total of 95 channel samples were collected from the three trenches.

The trenches were done on Sections 2N, 1N and 1S in an effort to expose a portion of the hanging wall sequence and to determine the orientation of the quartz porphyry and diorite dikes and also the ankerite veins observed in drill core. The Phoenix Zone projects to surface outboard of the northeast edge of the island, and was NOT the target of the trenching. Mapping of the trenches was completed by Jack Der Weduwen.

Results

Assay results were generally low with the only significant values being returned from the pyritized iron formation in Trench 11 along the western shore of McFinley Island. Lithologies correlate well with those identified in drill holes, as do the orientation of foliation and geological contacts. An exception to this is the prominent east-west trending quartz porphyry dyke that extends roughly 75 m across Trench 9. The east-west orientation of the dyke is at a high angle to the more typical, foliation parallel orientation of the dykes (striking approx. N40º E with moderate to steep dips to the NW), which generally correlate well from section to section. It has been postulated that the local jog in dyke orientation may correlate with an as yet unidentified east-west fault, which itself may be, in part, responsible for mineralization in the Phoenix Zone area, or perhaps offsets and truncates mineralization. Drilling to date has all been oriented toward an azimuth of 90 degrees, making identification of east-west structures difficult, and more work is required to substantiate the existence of any such features and their potential significance.

Figure 12 : 2004 Trench Locations - McFinley Island.

Figure 13 : Trench 9 - Geology and Gold Assays.

Figure 14 : Trench 10 - Geology and Gold Assays.

Figure 15 : Trench 11 - Geology and Gold Assays.

Phase Five Drilling - Summer and Fall 2004

Introduction
As a follow-up to a very successful 2004 Winter Drill Program, which resulted in the discovery of a near surface zone of high-grade gold mineralization at the northern tip of McFinley Island - the Phoenix Zone -a summer drill program was initiated. The 2004 Summer Drill Program was carried out between July 4 and September 9, 2004, consisted of 35 holes for a total of 6,038 metres, and included drill holes PZ-22 to PZ-56 (Figure 16). The main focus of the program was to test the southwestern down-plunge potential of the Phoenix Zone. Holes were designed to test the main plane of mineralization on 25 m centres down dip and 30 m step-outs along strike, with local 15 m step-outs between key sections. The drilling took place from the northern tip of McFinley Island, with support by a barge and a service boat from McFinley Peninsula, 2 km to the south.

Highlight intersections from the Phoenix Zone, including both summer and winter drilling, are listed in Table 4. Assay certificates are available on file at the Head Office of Rubicon Minerals Corporation, Vancouver.

The drilling was carried out by Hy-Tech Drilling of Smithers, BC using one skid-mounted NQ2 diamond core rig.

Hole #	From (m)	To (m)	Au (g/t)	Interval (m)
PZ-02	45.1	47.9	14.99	2.8
Incl.	45.8	46.9	28.61	1.1
PZ-03	55.1	59.9	15.46	4.8
Incl.	58	59.9	33.31	1.9
PZ-09	68.85	72.1	8.87	3.25
PZ-12	136.46	137.86	28.66	1.4
PZ-21	48.46	50.75	11.06	2.29
And	69.85	71.9	13.95	2.05
PZ-23*	74.95	78.05	70.1	3.1
PZ-25*	112.35	120.35	8.42	8
Incl.	116.3	119.8	15.81	3.5
PZ-26*	109.82	113	8.55	3.18
PZ-30*	79.55	81.3	10.06	1.75
PZ-34*	118.1	119.3	20.54	1.2
PZ-43*	124.4	125.8	15.16	1.4
PZ-47*	119	124.3	9.01	4.5
Incl.	122.6	124.3	22.24	1.7
PZ-48*	88.09	89.56	33.22	1.47
True widths for the above drill intersections range from 70% to 100% of reported widths.
*denotes holes drilled during the 2004 summer program
Table 4 : Highlight Drill Intersections - 2004 Summer and Winter Phoenix Zone Drilling.

Figure 16 : Plan Map of 2004 Summer Drill Holes (blue) - Phoenix Zone.

Results

The 2004 Summer Drill Program returned numerous new intercepts of economically significant gold mineralization, including 70.1 g/t gold over 3.1 metres (PZ-23), 15.8 g/t gold over 3.5 metres (PZ-25), 8.6 g/t gold over 3.2 metres (PZ-26), 10.1 g/t gold over 1.8 metres (PZ-30), 20.5 g/t gold over 1.2 metres (PZ-34), 33.22 g/t gold over 1.5 metres (PZ-48), 22.24 g/t gold over 1.7 metres (PZ-47), 15.16 g/t gold over 1.4 metres (PZ-43), and 6.82 g/t gold over 1.6 metres (PZ-51). True widths for these intersections are 70% to 100% of reported widths.

The Phoenix Zone is located in the immediate hanging wall section to the west-dipping contact of the East Bay Serpentinite, and is hosted by highly deformed and veined biotitic basalts with a strong D2 shear fabric. The zone lies near the intersection of the postulated NNE trending MAC-4 Fault and an un-named 340 structure, and also lies within a prominent magnetic low which tracks along the eastern shore of McFinley Island.

Within the zone, strongly biotite altered basalt displays a dense network of narrow white, foliation-parallel quartz-carbonate veins, followed by late quartz-carbonate-ankerite-chlorite-amphibole breccia veins that are flooded with grey replacement quartz, and occasional late cross-cutting white to smokey grey quartz veins (often bearing visible gold). Mineralization consists of 3-5% aspy as fine acicular needles and coarser foliation parallel stringers/masses throughout the biotized host rock, accompanied by 3-5% po (locally 10%) and trace amounts of gal/sph/cpy.

2004 summer drilling extended the plunge length of the ‘PZ-1’ high-grade core down by nearly 100 m. The high-grade shoot has been followed to depth as far south as Section 0+50S, where a sharp break in gold grade and alteration indicates the shoot either pinches-out or is offset by cross faulting. Several new potential plunge corridors, defined during the summer drill program, are open at depth, one of which (defined by PZ-30 and PZ-52) may be an offset to the main ‘PZ-1’ high-grade shoot (Figure 17). In addition to the dominant southwest plunge control on the Phoenix Zone, there is also indication of a conjugate, moderate north to northwest plunge control to mineralization. Both plunge orientations offer excellent potential for expanding the Phoenix Zone, and warrant follow-up.

Figure 17 : Inclined Longitudinal Section with Au g/t x metres Contours and Interpreted Plunge Control - Phoenix Zone.

Summary

The 2004 summer drill program was successful in expanding the extents of Phoenix Zone mineralization and providing better constraint on its geometry. The Phoenix Zone, defined as the overall mineralized system, is currently defined over a strike length of 250 metres and a depth extent of 150 metres below surface. The higher grade core of the Phoenix Zone, which is currently drilled on 15- to 30-metre centres over a strike length of 150 metres and over a depth extent of 100 metres, plunges gently to the southwest and has an arithmetic average grade of 20.03 g/t gold over 3.1 metres based on eight drill holes. The dimensions of this higher grade core are roughly 25 m x 175 m x 3 m. Results to date are very promising, but remain early stage, and expansion of gold zones is required before any meaningful mineral resource analysis is made.

Although the main high-grade core to the zone appears to be closed off down plunge, several new potential plunge corridors defined during summer drilling remain open at depth, including the possible faulted offset of the main high-grade shoot. Both the north to northwest and southwest plunge orientations offer excellent potential for expanding the Phoenix Zone, and warrant follow-up. Potential for discovery of additional sub-parallel zones is also considered high.

The Phoenix Zone exhibits the characteristics of a major mineralizing gold system. The results to date have tested only a very small part of the overall system and results to date compare favorably with those of the major mines in the Red Lake district where composite ore bodies extend from surface to depths in excess of 2,500 metres (8200 feet).

Geological Setting

Regional Geology
The McFinley Property is underlain by rocks of the Archean Red Lake greenstone belt, part of the Uchi Subprovince, Superior Province, Canadian Shield. Many previous workers including Horwood (1945), Pirie (1981), Andrews and Wallace (1983), Hugon et.al. (1986) and Sanborne-Barrie et.al. (2001) have described the geology of the area. The summary below is summarized from the Technical Report on the Red Lake Joint Venture Property of Rubicon Minerals (Green, 2002) and updated with respect to the McFinley property.

The Red Lake greenstone belt (RLGB) is an accumulation of Archean-age metavolcanic, meta-sedimentary and intrusive rocks that record a volcanic history that spans 300 Ma, and is represented by seven volcano-sedimentary assemblages (Figure 18, Sanborn-Barrie et al., 2001). The McFinley property lies in the lowermost Balmer assemblage. The Balmer assemblage consists of tholeiitic and komatiitic flows and ultramafic intrusive rocks intercalated with 2.98 - 2.96 billion year old (Ga) felsic volcanic, clastic, and chemical sedimentary rocks. It is host to largest of the Red Lake District current and past-producing gold mines. Six successive, younger stratigraphic assemblages have been documented:
•	The Ball assemblage (2.94 - 2.92 Ga) consisting of crustally contaminated komatiite, tholeiitic basalt, calc-alkaline felsic volcanic rocks, and stromatolitic carbonate.
•	The Slate Bay assemblage (less than 2.91 Ga.), composed of quartz-rich wacke and conglomerate.
•	The Bruce Channel assemblage (2.89 Ga.), composed of intermediate pyroclastic volcanic and sedimentary rocks.
•	The newly recognized, ca. 2.85 Ga Trout Bay assemblage (Sanborn-Barrie et al., 2001) consisting of basalt overlain by clastic rocks, intermediate tuff and chert-magnetite iron-formation.
•
The Huston assemblage (<2.89 Ga. and >2.74 Ga.) consisting of a regionally extensive unit of polymictic conglomerate, locally associated with wacke and argillite, that marks an angular unconformity between Mesoarchean and Neoarchean strata.

•
The uppermost stratigraphic package, the Confederation assemblage (2.75 - 2.73 Ga.), consisting of calk-alkaline and tholeiitic felsic, intermediate, and mafic volcanic rocks, which locally exhibit volcanogenic-massive-sulphide-style alteration and mineralization.

Felsic plutons that are synvolcanic with Confederation volcanic rocks intrude all the major assemblages. The weakly to moderately foliated Dome stock (2.72 Ga.), which occupies the core of RLGB, provides a minimum age for timing of the last penetrative deformation event (Corfu and Andrews, 1987; Sanborn-Barrie et al., 2000). The Felsic Intrusion on the Abino property to the south of McFinley also records a date of 2.72 Ga. Post-tectonic batholiths were intruded along the margins of the RLGB ca 2.70 Ga.

Regional metamorphism varies from greenschist grade in the core of the RLGB to amphibolite grade near batholith margins. Polyphase deformation of the RLGB involved an early non-penetrative deformation (D0), which uplifted pre-Confederation and Huston age rocks, and at least two episodes of post-Confederation deformation (D1 and D2), reflected in folds and fabrics of low to moderate finite strain (Sanborn-Barrie et al., 2000). Overall, strain in the RLGB is low, but local high strain zones do occur, typically in areas of strong alteration with locally associated gold mineralization. Previous workers identified five major shear or deformation zones within which major gold deposits of the camp occur (Figure 19). Recent work (Sanborn-Barrie et al., 2000) has questioned the validity and usefulness of the deformation zone concept in the camp.

The “East Bay Trend” can be traced to the southwest to the Cochenour Willans mine area where it meets the north-northwest trending ''Mine Trend” of the GoldCorp-Campbell-Cochenour Mines. The East Bay Deformation Zone (EBDZ) constitutes a continuous and highly disturbed “break” or ''structural domain''. Very significant changes occur in structural fabrics across the EBDZ (Figure 20) while within the EBDZ fabrics are dominantly NNE trending representative of fabric development during both D1 and D2. The EBDZ trend may have also influenced early basin development (D0) in the RLGB.

Figure 18 : Geology of the Red Lake greenstone belt, showing critical age determinations of volcanic and plutonic rocks (M. Sanborn-Barrie and T. Skulski, GSC, western Superior NATMAP program 1997- 2002).

Figure 19 : Gold producers in the Red Lake gold camp, with areas of highly altered rocks and deformation zones denoted (from Andrews et al., 1986). Note that Goldcorp’s Red Lake mine was formerly the A.W. White mine indicated on this map.

Figure 20 : D1 and D2 Regional Fabrics (M. Sanborn-Barrie and T. Skulski, GSC, western Superior NATMAP program 1997- 2002).

Property Geology

Introduction
The McFinley Gold Property lies along a NNE-trending belt of highly disturbed intermixed metasediments, basaltic volcanics and ultramafic rocks of the Balmer assemblage (Figure 21 and Figure 22). Details of stratigraphy within this ‘East Bay Trend’ are given below.

Stratigraphy

McFinley Peninsula Area
The stratigraphy through the area of the McFinley Peninsula consists of several defined stratigraphic units shown in Table 5 below (as set out in Rigg & Hogg 2003). The McFinley Sequence (MS) and the Footwall Basalt Sequence (FBS) represent the two sub-belts of the peninsula area of Hogg (Oct 2002) and are approximately 200 and 200 to 400 feet thick, respectively. Stratigraphy on the Peninsula area strikes approx. N 45º E and dips 50º to 70º NW and faces towards the northwest.

The MS has been the major focus of prior underground exploration and development on McFinley Peninsula and hosts at least five distinct horizons of chert-magnetite (silica-oxide facies) banded iron formation (BIF), termed C1 to C5, from footwall to hanging wall, in the MS. The Hanging-Wall BIF, to the west, and the Footwall BIF ('C1- Chert' ) to the east, define the limits of the MS.

The MS is underlain by the more massive and extensive Footwall Basalt Sequence (FBS) which extends eastward to the talc-carbonate altered ultramafic rocks of the East Bay Serpentinite (EBS). The EBS-FWB contact dips shallowly 45 to 55 to the NW. This contact is transgressive to the trend of the FWB and lies in very close proximity to the MS along the northern part of the McFinley Peninsula.

The MS is overlain to the west by three distinctive sequences of metavolcanics and metasediments, the Komatiite Sequence (KS), the Central Basalt Sequence (CBS) and the West Peninsula Sequence (WPS).

The McFinley Sequence is a locus for several Diorite, Feldspar Porphyry (FP) and Quart-Feldspar Porphyry (QFP) dykes which trend subparallel to the overall trend of the Sequence. The MS is interpreted to be a strain corridor through the area and is a focus for auriferous mineralization.

West Peninsula Sequence (WPS)	- Pillowed to Massive Basalts with BIF, graphitic BIF and Chert, banded silty to arenaceous sediment/ episediments and significant (syngentic?) py/po.
Central Basalt Sequence (CBS)	- Pillowed and massive tholeiitic basalts with flow top breccia - occasional BIF and (graphitic) argillite
Komatiite Sequence (KS)	- Massive, minifex and columnar jointed Basaltic Komatiite - Bounded by 'HW BIF' to the east and by 'Main BIF' to the west. - BIF possible in central part of Sequence
McFinley Sequence (MS)	- Bounded to the west by 'HW BIF' and to the east by the FW BIF. - At least 5 horizons of silica/oxide (/carb.) facies BIF within pillowed and amygdaloidal basalt.
Footwall Basalt Sequence (FBS)	- Pillowed to massive, amygdaloidal basalts
East Bay Serpentinite (EBS)	- Extrusive and intrusive Ultramafic and Basaltic rocks.
Table 5 : Summary of Stratigraphy, McFinley Property

N
W
E
S
2003_summer_ddh_collars.shp
Faults_major.shp
Meta-Gabbro
Felsic
C-Bas
FW_Bas
0
500
1000 Meters

Figure 21 : General Geology, McFinley Property.

Figure 22 : Cross-section A-B through the McFinley Peninsula in the area of the underground workings north of the shaft.

McFinley Island Area
McFinley Island is largely underlain by a thick, 800-foot wide, sequence of pillowed to massive amygdaloidal basalts. These lie to the west of the East Bay Serpentinite, which lies outboard of the Island under the waters of East Bay. The McFinley Island Sequence (MIS) occurs along the western side of the island and consists of a distinctive sequence of up to five BIF units lying within pillowed and amygdaloidal basalts. The MIS is intruded by several Diorite and QFP dykes. Stratigraphy of the MIS strikes approx. N40º E and dips 50º to 65º NW. Pillowed mafic volcanic and ultramafic rocks lie stratigraphically above the MIS to the west.

There are very strong similarities between stratigraphy across McFinley Island and the stratigraphy of McFinley Peninsula. Regionally, BIF's are also known to outcrop on the Abino and MacMarmac properties along the trend of the EBDZ to the south and in several areas in prior work by other workers to the north. It is unclear if these units are intermittent within the stratigraphy in the area, or structurally attenuated due to the EBDZ.

East Bay and the East Bay Serpentinite (EBS)
The ultramafic rocks of the East Bay Sequence (EBS) form a magnetically distinctive belt from 1,500 to 2,000 feet in width along the length of the property. The EBS strikes in a NNE direction and dips 45 to 70 degrees to the NW. Water-covered and known previously only on the basis of a few drill holes and geophysical data, it consists of ultramafic horizons separated by a dominantly volcanic belt which contains variable amounts of felsic- and granodioritic- intrusive rocks. Ultramafic rocks are variably altered (carbonate, talc, serpentine, fuchsite) and locally strongly sheared and deformed. Original spinifex and flow top breccia textures are often preserved and there is convincing evidence that extrusive as well as intrusive ultramafic rocks are present. The EBDZ is wider than the EBS and contains many discrete, trend-parallel faults and shear zones.

Structure
At least three stages of deformation have been recognized and have been termed: D1, D2 and D3. D1 and D2 are associated with penetrative cleavages (S1 and S2) whereas D3 is associated with late brittle faulting, best characterized by the Shaft Fault and associated faulting in the McFinley Shaft area (Rigg and Hogg, 2003; Hogg, Oct 2002).

D1 Deformation
D1 deformation is dominated by a moderate to strong foliation trending subparallel bedding (S0). S1 foliation is defined by chlorite and biotite within the pillowed to amygdaloidal basalts as a penetrative to spaced cleavage. Ankerite-quartz veining is relatively widespread and forms a common background network of transposed veins.

D2 Deformation
D2 Deformation is dominated by shearing along the EBDZ. Discrete shears are most visibly represented as discrete Qtz-Aspy-Sphalerite-Galena breccia veins in mafic volcanic rocks and cutting BIF, or, as faults within the Ultramafic rocks of the EBS. On McFinley Peninsula, the main D Vein and its’ lateral extension to the north of the Shaft fault (termed: B Vein) (Figure 8.2.2; D Zone of Figure 7.4) demonstrate excellent lateral and vertical continuity. D2 shears trend to the NE at a low angle to stratigraphy (10 to 15 degrees) and dip more steeply than stratigraphy. The movement along D2 shears is dominantly reverse/sinistral in sense.

A well developed S2-shear fabric commonly overprints the S1 cleavage and generates anastamosing cleavage domains. S2 trends to the NE, subparallel to S1, but dips sub-vertically to very steeply to the west, more steeply than the D Zone-type shear/breccia veins. The fabric is axial planar to several apparent ‘roll’ structures in the Peninsula area and Qtz-Aspy veining (C Zone) is locally developed along this fabric.

D3 Deformation
A conjugate set of late brittle faults transect the property. These are commonly developed as relatively inconsequential minor faults, seams and fractures. Intense D3 fault corridors are developed however with some corridors up to 200 feet wide, best typified by the E-W trending ‘Shaft Fault’.

Alteration
Hydrothermal alteration consists of Fe-carbonate, potassium addition, silicification, magnetite destruction and talc. Fe-carbonate replacement and veining, predominantly within mafic and ultramafic rocks, is the most widespread and pervasive alteration and is commonly associated with elevated to highly anomalous arsenic and antimony. Potassium addition is manifest as fuchsite (Chrome-rich muscovite) and biotite in mafic and ultramafic rocks, and as sericite (very fine grained muscovite) in felsic rocks. Silicification consists of veining, and as pervasive replacements. Magnetite destruction is most evident in BIFs and is commonly associated with Fe-carbonate alteration and sulphidization.

Fe-carbonate, potassium addition, and silicification are all indicative of hydrothermal fluid transport, and are important vectors to gold mineralization. Zones of magnetite destruction, identified from detailed magnetic surveys, are important indicators of potential gold bearing structures.

Regional Metallogeny and Mineral Deposit Model
The Red Lake greenstone belt is one of the most prolific and highest-grade gold camps in Canada. Historical production has been more than 19 million ounces of gold. The majority of production has come from four mines, Campbell (>10 million ounces), Red Lake (>3 million ounces), Cochenour-Willans (1.2 million ounces), and Madsen (2.4 million ounces). Ten smaller mines have also contributed a combined production of 1.5 million ounces (Figure 19; Andrews et al., 1986; Dube et al., 2001).

The Red Lake gold camp has been the recipient of renewed interest from exploration, investment and scientific research communities due to the recent discovery by Goldcorp Inc. of the High-Grade Zone at the Red Lake mine. With reserves of 3.8 million ounces of gold at an average grade of 2.05 ounces of gold per ton (70.27 g/t), this one the highest grade ore bodies in the world (Goldcorp press release, February 7, 2002).

The majority of gold occurrences, and all of the four major gold deposits, are located in the central and eastern half of the RLGB and are hosted by Balmer assemblage rocks at or near to the angular unconformity with overlying Huston and Confederation assemblage rocks. Intra-belt felsic plutons and quartz porphyry dykes are also important hosts for gold mineralization, and account for production at the McKenzie, Gold Eagle, Gold Shore, Howey, and Hasaga mines.

The gold deposits of the RLGB are somewhat atypical of Archean, greenstone, shear-zone-hosted vein-type deposits (Sanborn-Barrie et al., 2000), and are classified into three groups by Pirie (1982) according to their stratigraphic or lithologic associations.

Group 1 Deposits (Mafic Volcanic hosted)
These occur within zones of alteration several square kilometres in extent, typified by CO2 addition (forming Fe-carbonates) and Na2O, CaO, and MgO depletion (Pirie, 1982; Andrews et al., 1986). On a more local scale, SiO2 and K2O addition forms alteration assemblages consisting of quartz, biotite, fuchsite (Chrome-rich muscovite), and sericite. It is commonly associated with elevated As and Sb. Gold mineralization in Group 1 deposits occurs in quartz-carbonate veins, quartz veins, sulphide lenses, stringers and disseminations, and in impregnations in vein wall rock. Most of the high-grade mineralization comes from quartz +/-arsenopyrite replacement of early (barren), banded carbonate veins (Horwood, 1945; Dube et al. 2002), which typically are very small targets in plan, but are remarkably continuous down plunge. The High Grade Zone at the Red Lake Mine, for example, occurs as several discrete ore bodies a few metres wide by a few 10s of metres long that all occur within a small area (100 m x 150 m), but are known to have a vertical extent of at least 1400 m (Dube et al., 2001). Tholeiitic basalt, basaltic-komatiite, and iron-formation are the dominant host rocks.

An empirical relationship exists between ultramafic rocks and gold mineralization, with the majority of gold mineralization at Cochenour-Willans, Campbell, and Red Lake mines occurring within a few hundred metres of ultramafic bodies. Dube and others (2001) suggest that competency contrast between basalt and ultramafic units during folding is important in the formation of extensional carbonate veins in hinge zones, which are then later replaced by gold-rich siliceous fluids.

Group 2 Deposits (Felsic Intrusive Hosted)
The majority of Group 2 deposits occur as shallow to steeply dipping, sulphide-poor, quartz veins and lenses hosted in sheared diorite and granodiorite of the Dome and McKenzie stocks, and as quartz vein stockwork in quartz porphyry dykes and small felsic plugs. The largest of this type of deposit, the McKenzie mine, produced over 650,000 ounces of gold (Andrews et al., 1986).

Group 3 Deposits (Stratabound)
Group 3 deposits are only known to occur in the southern part of the RLGB and include the ore zones at the Madsen and Starratt-Olsen mines. Ore is of disseminated replacement style, located at the deformed unconformity between Balmer and Confederation assemblages. Gold mineralization is hosted by mafic volcaniclastic rocks and basalt flows, and consists of heavily disseminated sulphide within a potassic alteration zone, which grades outward into an aluminous, sodium depleted zone (Dube et al., 2000).

Summary
The McFinley Property has the potential to host gold deposits associated with two of the three Groups given its proximity to the Campbell and Red Lake Mines (Figure 23) and its setting within the East Bay Deformation Zone and favorable Balmer formation mafic and ultramafic rocks. Group 1 type deposits are of particular interest because of their high-grade and large size and because of the documented occurrence of broad zones of alteration in areas of high strain and known ultramafic rocks. Additional potential exists to host Group 2 deposits, with gold-mineralization documented in felsic to intermediate intrusive rocks.

On the Abino property to the south, two granodiorite-hosted auriferous zones are known to occur. The northernmost of these extends to within a few hundred feet of the McFinley Property. The Abino deposit is described as a stockwork of veining within granodiorite which contains erratic concentrations of native gold. Historical estimates from work reports in the 1980's suggest mineralization extends to at least 1,000 feet below surface. More recent drilling has confirmed its extension to the north, within a few hundred feet of the McFinley Gold Project property boundary, and has reported values as high as 18.11 Au opt over a core length of 2.0 feet from this zone.

Figure 23 : View of Campbell Mine and Red Lake Mine Head frames from the McFinley Property.(looking southwest)

Mineralization on the McFinley Property
Numerous types of auriferous mineralization have been the focus of exploration and mining development on McFinley Peninsula.

Banded Iron Formation (BIF) - Chert
The BIF and chert horizons within the MS and MIS have received significant attention since the 1940’s. They provide potential for narrow, sheet-like auriferous zones. The detailed underground investigation of the McFinley Peninsula demonstrates that within these sheets, higher grade zones occur. These plunge shallowly at 30 to 45 degrees to the southwest.

In the vicinity of the underground workings and on McFinley Island, mineralized BIFs contain variable amounts of pyrite and lesser amounts of chalcopyrite, sphalerite and arsenopyrite. Gold occurs in native form associated with sulphides and in fractures and minor veining, and is highly erratic in distribution. Higher grade areas within the BIFs form lenticular bodies which exhibit good vertical continuity and may extend over lengths of 200 feet or more. Normal zonal widths are in the range of 5 to 10 feet.

Auriferous mineralization is of several types and is due to a combination of sulphidization of BIF and brittle fracturing of the BIF during D2 shearing. Two sets of brittle fractures have been demonstrated with often spectacular visible gold developed in veins and fractures within competent units.

Mineralization is best developed within the lowermost stratigraphic BIF horizon, termed the ‘Footwall BIF’ within the MS and MIS. Within the MS, this has been termed the C1-Chert Zone in historical plans. Mineralization also occurs within the C2 and C3 units and has been intersected within all five horizons. There is a strong association between well mineralised BIF and sulphide breccia veins.

Sulphide Breccia Veins
The D Vein in the underground workings on McFinley peninsula is the best single example of a mineralised D2 Shear currently known on the property. The D Vein has a strike length of several thousand feet and is developed from surface to the depth of current drilling, over 1700 vertical feet. The vein varies from 0.5 feet to several feet in thickness and is characterised by several stages of sulphide-rich infilling. The vein typically contains cataclastic, rounded fragments of quartz and qtz-aspy-vein material cemented by various sphalerite-aspy-galena-py-po phases. Displacement across the D Vein is estimated at a minimum of 300 feet. The vein displaces and repeats BIF horizons within the MS.

Additional sulphide breccia veins, D2 sulphide-qtz veins, and sulphide-rich D2 shears occur throughout the stratigraphy of the McFinley Property. The major shears in the McFinley Peninsula area have been termed the D Shear, C Shear and A shear and are spaced approximately 200 to 300 feet apart.

C-Zone Type
‘C Zone’ mineralization occurs on the northern part of McFinley Peninsula and is located in a ‘roll’ of the Ultramafic EBS contact beneath the MS. Mineralization plunges 25 to 35 degrees to the SW from the 150 level to the 400 foot level where it is displaced by the shaft fault. High grade auriferous mineralization is located
▪	Within qtz-aspy veins developed along the D2 fabric within mafic volcanics (FWS). Veining is multiple, attains widths of about 5 feet, and may extend over horizontal lengths of 100 to 200 feet., and,
▪
In carbonate and sericite altered zones with thin qtz Veins and disseminated sulphides, within a ‘root’ zone beneath the talc-carbonate altered ultramafic contact. The ‘root’ zone trends along the C Shear as the shear crosses and extends to depth within the EBS.

The ‘roll’ structure is developed in response to the intersection of a major D2 shear with the ultramafic contact. Competency differences between the underlying Ultramafic and overlying mafic volcanic rocks controls the character and environment of mineralization. ‘C Zone’ type mineralization may be developed extensively along the Peninsula at all intersections between the D, C and A shears and the nearby EBS ultramafic contact.

There is very good potential for similar mineralization in many areas across the property where numerous D2 Shear structures, associated with the EBDZ and D2 deformation, cross stratigraphic or intrusive contacts and where rocks of varying competency contrasts are juxtaposed. ‘Roll’ - type structures with axial planar S2-shear fabrics are developed in at least four areas in the area of the underground workings and at several stratigraphic contacts within the KOM-MS-FWS stratigraphy.

Sheared Biotite-Arsenopyrite Zones
This style is characterized by broad zones of shearing and intense biotization (up to 40 metres) accompanied by complex quartz-carbonate-chlorite-amphibole veins to 1.5 metres, 2-10% fine needle arsenopyrite, local pyrrhotite, galena, sphalerite, and chalcopyrite and trace visible gold within the veins (Figure 24). The zones are found within the Footwall Basalt immediately above the contact with the East Bay Serpentinite (Phoenix Zone) and form west dipping lens up to 5 metres thick with a dip length up to 75 metres and a flat to shallow southwest plunge of 200 metres. This type of mineralization is considered analogous to certain ore environments at the producing mines, and was the main focus of exploration during 2004.

Disseminated Arsenopyrite Replacement Zones
Within the McFinley Peninsula, a distinct zone of intense arsenopyrite replacement and silicification has been identified. The zone is 20 to 40 feet thick and, to date, returns only low grade gold values. The similarity between this style of mineralization and mineralization at the producing mines is very strong. On Mine sections the zone is sub horizontal to shallowly dipping to the southeast, plunges at a low angle to the south west, and cross cuts stratigraphy of the MS at a high angle.

Mineralization of this type has been reported from south of McFinley Island to McFinley Peninsula, and below the 400-foot level south of the Shaft fault.

Carbonate Altered Zones (CARZ)
During the 2005 Winter Drilling program, a new style of mineralization was discovered at the northern end of McFinley Island, in the vicinity of the Phoenix Zone. The Carbonate Altered Zone (CARZ) is situated seventy five metres into the hanging-wall, above the main Phoenix Zone. The zone, as it is currently characterized, is a twenty to thirty metre wide (true - thickness) zone of Carbonate, Ankerite replacement, containing numerous colloform banded ‘snowbank’ veins up to 5 metres thick. These veins are variably silicified and mineralized over thicknesses up to 14 metres, with fine grained, needle arsenopyrite. The structural control on the CARZ is not clear, however a flat lying (30º - 40 º), west dipping fault, located at the base of the zone may play a significant role

Other Environments
Gold mineralization occurs in a variety of rock types and configurations. In general it can be observed to commonly lie within a few hundred feet of ultramafic contacts, within D2 structures, and in association with contacts between rocks exhibiting a wide contrast in competency. Drilling by Rubicon, on property-wide targets, has expanded the number and type of potential targets. Recent drilling has identified some high-grade intersections, commonly with visible gold, in the following environments:

▪	silicified zones in mafic volcanic rocks with 1-2% fine grained disseminated pyrrhotite.
▪	narrow, quartz and carbonate stingers with native gold and minor pyrite and/or pyrrhotite in mafic volcanics. Located throughout the stratigraphy these veins tend to be erratic in nature.
▪	Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the EBS.
▪	D2 conjugate shear structures which cross cut the trend of the EBDZ.

Figure 24 : Visible gold in quartz vein - DDH MF04-79.

2005 Winter Diamond Drill Program - Phoenix Zone

Introduction
From January to April 2005, a winter drilling program was carried out on the McFinley Property. The focus of this program was the Phoenix zone, located at the northern end of McFinley Island. This program was designed to test for the continuity of gold mineralization, both along strike, down dip/down plunge and test for possible new, sub-parallel gold zones. During this program, a total of 7,491 metres of drilling was completed in 41 drill holes (PZ-57 to PZ-97). See Figure 25 : Location of Phoenix Zone Drilling - Winter 2005. and Figure 26 for drill hole locations.

A description of the Phoenix Zone, updated with recent data, as well as the newly discovered Carbonate Altered Zone (CARZ) is provided below. Drill hole locations, significant assay values and page size cross sections can be found in Appendix 2, 3 and 4 respectively. Highlight intersections are presented in Table 6. Assay certificates are available on file at the Head Office of Rubicon Minerals Corporation, Vancouver. The drilling was carried out by Hy-Tech Drilling of Smithers BC, using three skid mounted, hydraulic, NQ2 diamond drills.

Hole #	From (m)	To (m)	Au (g/t)	Interval (m)

PZ-57	50.00	56.05	2.65	6.05
Incl.	54.98	56.05	11.47	1.07

PZ-58	73.50	73.80	136.50	0.30

PZ-59	44.10	52.60	6.02	8.50
Incl.	47.60	49.75	17.24	2.15

PZ-60	83.70	91.30	2.21	7.60
Incl.	89.65	91.30	6.24	1.65

PZ-66	136.80	137.30	37.50	0.50

PZ-69	134.55	136.40	9.50	1.85

PZ-75	39.00	41.00	11.04	2.00

PZ-76	73.30	75.60	12.64	2.30
Incl.	73.60	74.90	20.18	1.30

PZ-77	28.95	31.35	8.89	2.40

PZ-80	54.20	55.35	12.55	1.15

PZ-81	121.40	123.00	53.27	1.60

PZ-82	8.65	17.60	5.16	8.95
Incl	8.65	9.10	29.50	0.45

PZ-83	7.90	19.00	4.51	11.10
Incl.	10.20	17.90	6.00	7.70
And	15.80	17.90	8.72	2.10

PZ-84	10.85	17.35	5.22	6.50

PZ-92	21.65	35.65	1.93	14.00

Table 6 : Highlight Table of Drill Assays - Winter 2005.

Figure 25 : Location of Phoenix Zone Drilling - Winter 2005.

Figure 26 : Plan Map of Drilling - Phoenix Zone, Winter 2005.

Results
During the Winter 2005 Drill Program the extent of the Phoenix Zone was doubled and a previously unknown, gold bearing Carbonate, Ankerite Replacement Zone (CARZ) was discovered. The Mineralization within the main Phoenix Zone now extends for 500 metres along strike and to a depth of more than 200 metres below surface. Recent significant intercepts include 17.24 g/t gold over 2.15 metres (PZ-59), 34.17 g/t gold over 1.2m (PZ-58), 8.89 g/t gold over 2.40 metres (PZ-77) and 12.55 g/t gold over 1.15 metres (PZ-80). True widths of these sections are 75% to 100% of the reported widths. Mineralization within the CARZ, which is located 75 metres structurally above the Phoenix Zone, is currently defined over a 120 metre strike length and 60 metres down dip and remains open. Significant intercepts include 5.16 g/t gold over 8.95 metres (PZ-82), 6.00 g/t gold over 7.70 metres (PZ-83), 5.22 g/t gold over 6.50 metres (PZ-84) and 1.93 g/t gold over 14 metres (PZ-92). True widths of these sections are 90% to 100% of the reported widths.
The Phoenix Zone is located in the immediate hanging wall section to the west-dipping contact of the East Bay Serpentinite, and is hosted by highly deformed and veined biotitic basalts with a strong D2 shear fabric. The zone typically lies between two northwest dipping faults, the ‘Phoenix Fault’ and the ‘Footwall Fault’ and appears to be related to a NNW trending, Northeast dipping Fault zone.

Within the zone, strongly biotite altered basalt displays a dense network of narrow white, foliation-parallel quartz-carbonate veins, followed by late quartz-carbonate-ankerite-chlorite-amphibole breccia veins that are flooded with grey replacement quartz, and occasional late cross-cutting white to smokey grey quartz veins (often bearing visible gold). Mineralization consists of 3-5% aspy as fine acicular needles and coarser foliation parallel stringers/masses throughout the biotized host rock, accompanied by 3-5% po (locally 10%) and trace amounts of gal/sph/cpy.

Current ideas are that mineralization is controlled and/or modified by shallow west dipping faults and that the highest grade lenses or shoots lie near the intersection of the Northwest dipping Phoenix Fault, Footwall Fault and the ultramafic contact. Based on recent interpretations, the NNW trending, northeast dipping fault zone, north of the Phoenix Zone may play an important role in controlling the overall plunge of mineralization.

The overall thickness of the deformed biotized basalt halo varies up to 40 metres and can be highly anomalous in gold, while the narrower aspy-rich veined zone is confined to 2-10 metres. Within this, individual veins attain a thickness of 0.5 to 2.5 metres. The late gold bearing quartz veins often display fine pinheads of gold with occasional smears and clots to 3 mm across. This is accompanied locally by fracture-controlled aspy/gal/sph/cpy. The visible gold appears to be related to the portions of the vein with the strongest quartz flooding/replacement and has not been observed within the enclosing basalt to date.

A sericitic quartz porphyry dike and a porphyritic diorite dike also appear to be intimately associated with the zones and may be following the same conduit as the mineralizing fluids. The quartz porphyry occasionally appears mineralized itself, whereas diorite clearly post-dates mineralization. The large quartz porphyry dike observed in the drill holes on Section 0+50S and also present in the new surface trench appears to be running perpendicular to stratigraphy and may be related to the NNW structural zone, north of the main Phoenix Zone mineralization.

The recently discovered Carbonate, Ankerite replacement zone (CARZ) is located 75 metres structurally above the main Phoenix Zone. It is a complex, 20 to 30 metre thick zone of Carbonate, Ankerite replacement, containing numerous colloform banded (Figure 27) ‘snowbank’ veins up to 5 metres thick. These veins are variably silicified and mineralized over thicknesses up to 14 metres, with fine grained, needle arsenopyrite. The structural control on the CARZ is not clear, however a flat lying (30º- 40 º), west dipping fault, located at the base of the zone may play a significant role.

Both the Phoenix Zone and CARZ show striking similarities to the ore zones present at the neighboring Campbell and Red Lake mines in terms of geologic setting (Balmer formation near mafic/ultramafic contact with cross-cutting 340 degree structures), style of alteration, veining, and mineralization (aspy mineralization within sheared biotized veined basalts, silicified Carbonate/Ankerite Zones), and the size and orientation of lenses (short dip length, very long plunge length).

Figure 27 : Colloform banded snowbank veins.

Summary
The 2005 winter drill program was successful in expanding the extent of the Phoenix Zone as well as discovering the previously unkown, gold bearing CARZ. The Phoenix Zone is currently defined over a strike length of 500 metres and 200 metres down dip. The zone is composed of at least three discrete lenses or shoots (PZ-1, PZ-2 and PZ-3). The high grade core to ‘PZ-1’, the largest and most coherent lens, is currently drilled on 15- to 30-metre centres over a strike length of 250 metres and over a depth extent of 150 metres. The CARZ is currently defined over a strike length of 120 metres and 60 metres down dip. Both zones remain open at depth (Figure 28)

Based on the recent drilling and reinterpretation, the Phoenix Zone mineralization appears to have a localized southwest plunge, however, the overall system may be controlled by a major northwest trending, north dipping fault zone, north of the main Phoenix Zone. Structural controls of the CARZ are not clearly defined. Further drilling is warranted on both zones. The potential for expanding the existing limits of the Phoenix Zone and CARZ, as well as additional subparallel zones is considered high.

Both the Phoenix Zone and CARZ exhibit characteristics of a major gold bearing system. These systems are similar to the gold bearing systems currently being mined at the Red Lake Mine and Campbell mines.

Figure 28 : Inclined longitudinal Section (Phoenix Zone and CARZ).

Sampling Method and Approach

Core Drilling and Logging
Diamond drilling was performed by Hy-Tech Drilling of Smithers, B.C. using three skid-mounted Tech-4000 NQ2 diamond core drills. All drilling was supervised by Rubicon technical staff and general industry standards in all matters were followed.

All proposed drill collars were surveyed with the use of a survey transit and previously established survey control points. Two foresight pickets were also surveyed and drills were set up under the direct supervision of Rubicon staff. Changes in actual drill location from planned locations, due to local ice conditions or other technical reasons were chained-in relative to the original survey locations.

NQ2 (50 mm diametre) or NQ (46 mm diametre) core was drilled. Core was placed in wooden boxes with depth markers every 3 metres. Core recovery during these programs was excellent. Boxes were securely sealed and delivered to the new core facility at the McFinley site on a twice-daily basis. Reflex survey tests were taken generally at 60 metre intervals down-hole to provide down-hole survey control.

Casing for holes collared on land were left in place and covered with aluminum caps.

Core logging procedures follow industry standards and a defined sample protocol is outlined in Appendix 5. Sample protocol was developed subsequent to consultation with Independent Geochemist Dr. Barry Smee, PhD. P.Geo.

Drill Core Sampling
All samples collected by Rubicon during drill programs on the McFinley Property were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core. Samples intervals were selected on a geological basis and most typically varied between 0.5 and 1.0 metres in length. Sample intervals were very rarely less than this (minimum 0.30 metres) on specific, narrow geological features, and rarely greater than 1.0 metres (maximum 1.5 metres) on wide intervals of altered rock. Wide areas of geological interest were commonly sampled at standard intervals of either 0.5 or 1.0 metres depending on the length of the interval and the particular geological feature of interest.

Analysis for Gold
Gold was determined by fire-assay fusion with atomic absorption spectroscopy; or, by metallic fire-assay on samples that returned elevated Au values by standard fire-assay, contained visible gold, or on visual inspection were considered likely to be well mineralized. In cases where multiple standard Au fire-assay analyses were completed on an individual sample, an averaged value is deemed to be the most representative of the gold content of the sample. Gold values produced by metallic fire-assay are deemed to supersede gold values produced by standard fire assay owing to the larger size of sample analyzed and better reproducibility in samples with coarse gold. It should be noted that the metallic fire-assay procedure is a 'destructive' sample procedure; the retained rejects will represent only the fine fraction of the screened material.

Sample Preparation, Analyses and Security

Drill Core
Samples of drill core were cut by a diamond blade rock saw, with half of the sawn core placed in individual sealed polyurethane bags (with non-tamper ties) and half placed back in the original core box. Samples were prepared by outside contract laborers trained and supervised by Rubicon personnel, at a secure facility on the McFinley Property. The retained core is stored in a secure building at the McFinley site.

Shipping
All samples were shipped by independent transport companies in sealed woven plastic bags (with individually numbered, non-tamper ties) to ALS-Chemex laboratories in Thunder Bay, Ontario. Notification of receipt of sample shipments by the laboratory is confirmed by electronic mail. No problems were encountered in transport during the program.

Assay Laboratory
Processing and analysis of samples was conducted by ALS Chemex in North Vancouver, BC. ALS Chemex laboratories operate according to the guidelines set out in ISO/IEC Guide 25 - “General requirements for the competence of calibration and testing laboratories”. In addition, Dr. Barry Smee, Consultant, audited the sample prep. facilities of ALS-Chemex laboratories in Thunder Bay, Ontario on behalf of Rubicon. Recommendations from his audit were implemented.

Sample Preparation (ALS-Chemex laboratories in Thunder Bay, Ontario)
Individual samples typically ranged from 0.5 kg to 2 kg in weight. The entire sample was crushed in an oscillating steel jaw crusher. Either a ~250g split, or, in the case of 'metallics' fire assay, the whole sample, is pulverized in a chrome steel ring mill. Coarse reject is bagged and stored. Pulps are shipped to ALS Chemex in North Vancouver, BC for analysis.

Assay Procedures (ALS Chemex in North Vancouver, BC.)
Au was determined by fire-assay fusion of a 50 g sub-sample with atomic absorption spectroscopy. The 'Au -Metallics' assay required the 100% pulverization of the sample and screening of the sample through a 150 mesh (100 micron) screen to test its homogeneity and separate any +150 mesh material. Material remaining on the screen is retained and analyzed in its entirety by fire-assay fusion followed by cupellation and a gravimetric finish. The -150 mesh fraction is homogenized and two 50-g sub-samples are analyzed by standard fire assay procedures. The gold values for both +150 and -150 mesh fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample. In this way one can evaluate the magnitude of the coarse gold effect as demonstrated by the levels of the +150 mesh material.

Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn were analyzed by inductively-coupled plasma (ICP) atomic emission spectroscopy, following multi-acid digestion in nitric aqua regia. The elements Cu, Pb, and Zn were determined by ore grade assay for samples that returned values >10,000 ppm by ICP analysis. Major elements (reported as oxides) and Ba, Rb, Sr, Nb, Zr, and Y were determined by X-ray fluorescence spectrometry (XRF).

Results are reported electronically to the project site in Red Lake with Assay Certificates filed and catalogued at Rubicon’s' Head Office in Vancouver.

Data Verification

The 2005 diamond drill program discussed in this report was undertaken by experienced and competent Rubicon Geologists under the supervision of Ian Russell and Darwin Green P.Geo., McFinley Project Managers. The author is familiar with the diamond drilling carried out in 2005, has made a site visit for a review of the drill core, and has every reason to believe that work completed by Rubicon was done in a professional manner and met or exceeded generally accepted industry standards for quality control and quality assurance. Independently, the author collected four samples to verify the assays. Table 7 shows the results. Minor variability in the original sampling versus the QA/QC sampling is observed, however it is considered acceptable based on the nugget-like nature of the mineralization observed. Based on these results, the author is confident with the assay and QA/QC procedures carried out by Rubicon staff during the 2005 drilling program on the McFinley Property.

Table 7 : Independent QA/QC analysis.

Blank and Standard assay protocol was developed with the input from Dr. Barry Smee, Ph.D. P.Geo., Independent Geochemist, in consultation with Rubicon personnel and J.J. Watkins (Q.P. 2000 - February 2003). Blank samples (consisting of commercially available broken tile and/or locally quarried quartz known to have a gold content below detection limit) were inserted into the sample stream once every twenty-five samples to provide a check on assay lab data quality in Drill Core sampling. Random gold standards were inserted into the sample stream once every 25 samples to provide a check on assay lab data quality. Gold standards were prepared and certified by CDN Resources Laboratories Ltd., Delta, B.C. The most common gold standards used (Recommended Value +/- 2 Standard Deviations) were CDN -GS- 9 (1.75 +/- 0.14 g/tonne) , CDN -GS -2 (1.53 +/- 0.18 g/tonne), CDN -GS -6 (9.99 +/- 0.50 g/tonne) CDN -GS -5 (20.77 +/- 0.91 g/tonne) and CDN -GS -8 (33.5 +/- 1.7 g/tonne).

Sample batches were reanalyzed if any aberrations in the data were observed.

The McFinley Property currently forms an important part of the Red Lake Project of Rubicon, and management of the project at all levels is being carried out by a fully qualified and experienced staff.

Mineral Processing and Metallurgical Testing

No new programs of processing or metallurgical test work have been undertaken. An estimated 6000+ tons of the previously mined bulk-sample (1989) remains stockpiled on the property.

Mineral Resource and Mineral Reserve Estimates

The Inferred Resource in the Peninsula area of the McFinley property was reported by Hogg (Oct., 2002) and has been referred to again in this report. No new resource estimation has been undertaken at this time. A copy of the Hogg’s certificate of authorship has been attached to the end of this report.

Other Relevant Data and Information

An estimated 180,000 feet of historical underground and surface drill core is stored on the Property. Some of this core has been re-logged and re-sampled, where appropriate, to provide additional information on the geology and environment of mineralization on the McFinley Property. Standard protocols towards sample preparation, handling and quality control procedures have been followed. New assay results are taken as indicative since the drilling of these holes was not conducted under Rubicon supervision and have therefore not been reported.

Interpretation and Conclusions

Since acquiring the McFinley Property in the highly productive Red Lake mining district of northwestern Ontario in 2002, Rubicon has undertaken a multi-disciplinary exploration program focused on a new discovery. This work has resulted in a thorough understanding of the geology and setting of mineralization on the property and in the area of historic operations. The program has also been successful in expanding exploration across the property and has confirmed several new areas with good potential for economic discovery.

Most of the historic evaluation work on the McFinley Property concentrated at shallow depths in the vicinity of the McFinley shaft in the northern part of the McFinley Peninsula. In this area, gold mineralization has been identified in several structural and stratigraphic locations within an intense zone of deformation that cuts the McFinley Sequence. These diverse settings, include:

•	Sulphidised and quartz-veined, banded iron formation;
•	Base metal-rich, breccia and quartz veins along D2-aged discrete shear zones (D-Zone Type);
•
Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts;

•	Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy; and
•	Silicified and biotite altered zones in basalt.

Rubicon’s' multidisciplinary approach in 2002 and 2003 allowed for the recognition and characterization of these environments on a local and property scale and resulted in the discovery of additional auriferous shear-vein structures in the peninsula area. Subsequent property-wide exploration diamond drilling also successfully identified new environments of auriferous mineralization during the program, namely:

•	Silicified zones in mafic volcanic rocks with 1-2% fine grained disseminated pyrrhotite;
•	Narrow (mm.), quartz and carbonate stingers with native gold and minor pyrite and/or pyrrhotite in mafic volcanics;
•	Felsite and feldspar porphyry intrusive rocks within ultramafic rocks of the EBS (MAC3); and
•	D2 conjugate shear structures which cross cut the trend of the EBDZ (MAC4).

Given somewhat mixed results in the winter and summer of 2003, a re-evaluation of the data was completed in the fall of 2003. This led to a focus on the major D2, 340-350 trending structures and their intersection with the McFinley and McFinley Island Sequences and in particular, the intersection of these faults with the western margin of the East Bay Serpentinite. The MAC-4 area between McFinley Island and Small Island was selected as a prime exploration target for a number of reasons including:

•	A pronounced 340 degree cross-cutting structure as interpreted from airborne magnetics;
•	A distinct offset in McFinley Island Sequence accompanied by thinning of the Footwall Basalt and a marked ‘roll’ in the western contact of East Bay Serpentinite; and
•	Widespread alteration, veining and D2 shearing in the single fence of drill holes completed in this area in 2003 (MF03-37 and 40).

Drilling in the winter of 2004 resulted in the discovery of the Phoenix Zone. Further drilling in the fall of 2004 extended the limits of the known gold mineralization. Subsequent drilling of this target in the winter of 2005 resulted in a further extension of the Phoenix Zone and the discovery of the Carbonate/Ankerite Altered Zone (CARZ). The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 500 metres and a depth extent of 200 metres below surface. The higher grade core of the Phoenix Zone, which is currently drilled on 15- to 30-metre centres over a strike length of 200 metres and over a depth extent of 150 metres, plunges gently to the southwest. The CARZ is currently defined over a 120 metre strike length and 60 metres down dip. Both zones are situated at the north end of McFinley Island 2 km north of the existing mine site, and are hosted within intensely biotized and quartz-carbonate veined basalt.

To date, a total of 97 holes (17,614m), have been drilled in the Phoenix Zone area, with an initial 22 holes drilled in February/March 2004, followed-up with 34 holes drilled in July/August/September 2004 and 41 holes drilled during the 2005 Winter Drilling Program.

The setting and style of the Phoenix Zone and CARZ have a number of distinct similarities with the high-grade zones present at the nearby Campbell and Red Lake Mines. Further work is needed to evaluate the strike and depth extent of these zones and to also test for other analogs within the McFinley Property.

Recommendations

It is the author’s opinion that the property has significant merit and potential. Further exploration is warranted. It is recommended that further exploration on the McFinley property be carried out in a three phase approach.

Phase 1
It is recommended that trenching takes place on the CARZ. A detailed trenching, mapping and sampling program is recommended to better understand the structural controls and distribution of gold mineralization within the CARZ. Currently the CARZ is defined over a strike length of 120 metres and 60 metres down dip. Based on current information, the CARZ is still open at depth and along strike.

Phase 2
A Phase 2 drilling program is recommended to follow up on the Phase 1 trenching results. The program would focus specifically on expanding the known limits of the CARZ. Based on the location of the CARZ, further delineation can be carried out from McFinley Island and can be completed during the summer months.

Phase 3
A 2007 winter drilling program is recommended to test for further extension of the Phoenix Zone, the CARZ, and other regional analogs to the Phoenix Zone. A number of holes are recommended to follow up on a deeper extension of the main Phoenix Zone to the southwest. It is also recommended that a number of holes target some of the deeper gold intercepts encountered directly down-dip of the main Phoenix Zone. This is an area that has the potential to host gold mineralization that may occur parallel to the main Phoenix Zone. Other targets include drilling to the northeast of the Phoenix Zone at depth. Based on current thinking, the north-northwest trending, northeast dipping structure that occurs to the north of the Phoenix zone may actually be the major structure controlling mineralization. Individual gold zones may have plunges to the southwest; however, the enveloping surface of the gold zones may dip to the northeast, stepping down in a ‘ladder-like’ fashion. Drilling from the ice will be required to follow up on the potential down plunge of the CARZ. This will be contingent on the summer results from this target. Regional analogs to the Phoenix zone, specifically the MAC 1 target area, should be tested down plunge of the historical intercepts. The style of mineralization and structural controls in the MAC1 area is highly analogous to the Phoenix Zone. To date, these models have not been applied and the MAC1 target area is considered very prospective.

Recommended Program and Budget
A total budget of CAN$1,5000,000 is recommended for this phased exploration program. It is recommended that CAN$75,000 is allocated for the Phase 1 trenching program. A total of 2800 metres of drilling, totaling CAN$425,000 is recommended for the Phase 2 CARZ drilling. 6700 metres of drilling, totaling CAN$1,000,000 is recommended for the Phoenix Zone, CARZ and Regional targets during the Phase 3 winter program. Drilling costs are based on an all-in cost of CAN$150 per metre. This estimate is based on previous drilling costs in the area.

References

Andrews, A.J., Hugon, H., Durocher, M., Corfu, F., and Lavigne, M., 1986. The anatomy of a gold-bearing greenstone belt: Red Lake, northwestern Ontario; in Proceedings of GOLD ’86, an International Symposium on the Geology of Gold Deposits, (ed.) A.J. MacDonald; Konsult International Inc., Toronto, Ontario, p. 3-22

Ashford, G. Study on Gold Recovery from Sample Submitted by McFinley Red Lake Mines Ltd.; Lakefield Research, July 14, 1986.

Betz, J.E. Report on the Electromagnetic and Magnetic Surveys, McFinley Red Lake Property, Township of Bateman, District of Kenora, Ontario; July, 1982.

Corfu, F., Davis, D.W., Stone, D., and Moore, M., 1998. Chronostratigraphic constraints on the genesis of Archean greenstone belts, northwestern Superior Province, Ontario, Canada; Precambrian Research, v. 92, p. 277-295.

Corfu, F., and Andrews, A.J., 1987. Geochronological constraints on the timing of magmatism, deformation and gold mineralization in the Red Lake greenstone belt, northwestern Ontario; Canadian Journal of Earth Sciences, v. 24, p. 1301-1320.

Dube, B., Williamson, K, and Malo, M., 2002. Geology of the Goldcorp Inc. High grade zone, Red Lake mine, Ontario: an update; Geological Survey of Canada, Current Research 2002-C26, 13 p.

Dube, B., Williamson, K, and Malo, M., 2001. Preliminary report on the geology and controlling parametres of the Goldcorp Inc. High Grade zone, Red Lake mine, Ontario; Geological Survey of Canada, Current Research 2001-C18, 33 p.

Dube, B., Balmer, W., Sanborn-Barrie, M., Skulski, T., and Parker, J., 2000. A preliminary report on amphibolite-facies, disseminated-replacement-style mineralization at the Madsen gold mine, Red Lake, Ontario; Geological Survey of Canada, Current Research 2000-C17, 12 p.

Durocher, M.E., Burchell, P., and Andrews, A.J., 1987. Gold occurrences, prospects, and deposits of the Red Lake area; Ontario Geological Survey, Open File Report 5558, v. 1 & 2, 704 p.

Ferguson, S.A. Geological Report on the South Half of Bateman Township; O.D.M. Geological Report No. 6, 1962.

Ferguson, S.A. et al Gold Deposits of Ontario; O.D.M. Mineral Resources Circular No. 13, 1971.

Green, D. Technical Report on the RLJV Property, Red Lake Mining Division, NW Ontario; Internal Report (43-101), Rubicon Minerals Corporation, May 15, 2002.

Green, D. An Update on Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario; Form 43-101F1 Technical Report, March 1, 2005.

Hogg, G.M. A Report on the McFinley Red Lake Gold Property of Sabina Industries Ltd. and McFinley Mines Ltd., Bateman Twp., Ontario; Aug. 29, 1983. (Addendum, Sept. 29, 1983).

Hogg, G.M. Summary Report on the Evaluation of the McFinley Red Lake Property, Bateman Twp., Ontario to February 28, 1985; March 5, 1985.

Hogg, G.M. A Report on the Evaluation of the McFinley Red Lake Shaft Area, Bateman Township, Ontario, during 1985-86; June 26, 1986.

Hogg, G.M. A Report on 1986-87 Operations on the McFinley Red Lake Property, Bateman Township, Ontario; April 8, 1988.

Hogg, G.M. Appraisal of Value, McFinley Red Lake Property; Internal Report, May 31, 1989.

Hogg, G.M. A Report on the McFinley Red Lake Project of Rubicon Minerals Corporation; May 17, 2002.

Hogg, G.M. A Report on the McFinley Red Lake Project of Rubicon Minerals Corporation; October 15, 2002

Horwood, H.C. Geology and Mineral Deposits of the Red Lake Area; O.D.M. Annual Report, Vol. 49, Part 2, 1940.

MacLean, P.C. The 1976 Exploration Program, Abino Gold Mines Ltd.; July 7, 1976.

Mongeau, R.J. An Assessment of the Mineral Economic Potential of the McFinley Gold Property, Bateman Township, Red Lake Area, Kenora Mining Division, Ontario; Nov. 17, 1974.

Newman, W.R. Geological Report on the McFinley Red Lake Gold Mines Limited; December, 1946.

Pirie, J., 1982. Regional geological setting of gold deposits, eastern Red Lake area, northwestern Ontario; in Proceedings of the CIM Gold Symposium, September 1980, The Canadian Institute of Mining and Metallurgy, Special Volume 24, p. 171-183..42

Postle, J.T. Review of Mining Aspects of the McFinley Red Lake Project; Communication prepared for A.C.A. Howe International Inc. by Roscoe Postle Associates Inc., September 7, 1988.

Questor Surveys Ltd. Airborne Electromagnetic and Total Intensity Magnetic Survey, Red Lake Area, District of Kenora; O.G.S. Preliminary Map 1574 (Bateman Twp.), 1978.

Rigg, D.M. and Hogg, G. Exploration Activities of Rubicon Minerals corporation on the McFinley Property, Red Lake , Ontario. Form 43-101F1 Technical Report, May 12, 2003.

Sanborn-Barrie, M., Skulski, T., and Parker, J., 2001. Three hundred million years of tectonic history recorded by the Red Lake greenstone belt, Ontario; Geological Survey of Canada,
Current Research 2001-C19, 30 p.

Sanborn-Barrie, M., Skulski, T., Parker, J., and Dube, B., 2000. Integrated regional analysis of the Red Lake greenstone belt and its mineral deposits, western Superior Province, Ontario; Geological Survey of Canada, Current Research 2000-C18, 16 p.

Watkins, J.J, 1998. Gold mine potential of the Dorion-McCuaig corridor, Red Lake property; internal company report prepared for Rubicon Minerals Corp., 28 p..43

Wetmore, D. Trenching & Initial Bulk Sampling, McFinley Property, Red Lake, Ontario; James Wade Engineering Ltd., May 20, 1981.

Wilson, G.C. Petrographic Examination of McFinley Samples; Rept. Prepared by Turnstone Geol. Services Ltd., February 19, 1986.

Wyslozil, D.M. Investigation of the Recovery of Gold and Silver from Samples Submitted by Wade Engineering Ltd., Progress Report No. 1; Lakefield Research of Canada Limited, July 29, 1981.

Certificate Of Author

Marc A. Prefontaine, M.Sc., P.GEO.
GEOLOGIST

#104 1615 Trafalgar Street
Vancouver, B.C.
Canada
V6K 3R6

Phone  (604) 734-5557
Fax (604) 684-9877
E-mail marc@grayd.com

Certificate of Author

I, Marc A. Prefontaine, M.Sc., P.Geo., Geologist, do hereby certify that:

1.	I am a Professional Geologist with a residence and business address at #104 1615 Trafalgar Street, Vancouver, British Columbia, V6K 3R6.

2.
I graduated from the University of Alberta with a Bachelor of Science Specialization Geology Degree in 1989. In addition, I obtained a Master of Science Degree in Mineral Exploration from Queen’s University at Kingston in 1995.

3.	I am a Registered Professional Geoscientist in good standing with the Association of Professional Engineers and Geoscientists of the Province of British Columbia. Registration number 24536.

4.	I have worked in the mineral exploration industry as a geologist for a total of 16 years since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the preparation of all the sections of this report titled, “Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario”. I visited and conducted a property examination of the McFinley property from October 14th to the 16th, 2005.

7.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

8.	I am independent of the issuer under section 1.5 of national Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

DATED at Vancouver, British Columbia this 9’th day of December 2005.

Marc A. Prefontaine, M.Sc., P.GEO.

‘Marc A. Prefontaine’

Signature of Qualified Person
(Effective Date: December 9, 2005)

CERTIFICATE OF QUALIFICATION AND CONSENT

I, Glen M. Hogg, P. Eng., do hereby certify that:

1.	I am the Principal of the firm of G.M. Hogg & Associates Ltd. With an office located at 28 Thompson Avenue, Toronto, Ontario, M8Z 3T3.

2.	I graduated with the degree of Master of Science in Geological Sciences from Queen’s University, Kingston, Ontario, in 1952.

3.	I am a member of the Professional Engineers Ontario, the Prospectors and Developers Association of Canada, and the Canadian Institute of Mining and Metallurgy.

4.	I have worked in the field of mineral exploration and development since graduation in 1952, and as a Consulting Engineer since 1976.

5.
I have had prior involvement with the Property that is the subject of this Technical Report, having acted as Consulting Engineer to McFinley Red Lake Mines Limited that owned and was engaged in the exploration and evaluation of the Property during the 1983 to 1989 period. I was also a co-author of a Technical Report entitled “Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario”, dated May 12, 2003. That report was prepared in accordance with National Instrument 43-101 and Form43-101F, and accepted by regulatory authorities.

6.	I have not visited the Property since, nor have I been involved in subsequent exploratory work performed on it by Rubicon Minerals Corporation.

7.	I am aware that an updated Technical Report on the McFinley Property is to be prepared on behalf of the corporation.

8.	I consent to the use of my name and reference to the information given in the Technical Report of May 12, 2003, in the updated Technical Report prepared for the Corporation.

9.	I understand that the updated Technical Report will be filed with appropriate authorities to meet regulatory requirements, and as such will become a public document.

Dated this 9th Day of December, 2005

‘Glen M. Hogg’

Signature of Qualified Person

Glen M. Hogg

Name of Qualified Person

Appendix 1 : List of Mining Lease, Licenses of Occupation and Patented Claims

1/ Mining Lease

License	Description	Township	Anniv. Date	Hectares
104721	KRL503297 - 503299, 526262	Bateman	1986-Nov-01	56.033
.			Sub-total:	56.033

2/ Licenses of Occupation

License	Description	Township	Anniv. Date	Hectares
3186	KRL2155	Bateman	1945-Aug-01	9.9153
3187	KRL2156	Bateman	1945-Aug-01	13.678
3289	K1498	Bateman	1945-Oct-01	11.048
3290	K1499	Bateman	1945-Oct-01	2.428
3370	K1493	Bateman	1946-Mar-01	5.018
3371	K1494	Bateman	1946-Mar-01	18.737
3372	K1495	Bateman	1946-Mar-01	10.117
3380	K1497	Bateman	1946-Mar-01	6.111
3381	KRL246	Bateman	1946-Mar-01	4.330
3382	KRL247	Bateman	1946-Mar-01	4.532
10830	KRL11038-39	Bateman	1947-Jan-01	28.672
10499	K11487	Bateman	1941-Nov-01	5.738
10834	KRL11031	Bateman	1947-Jan-01	17.887
10835	K954 (rec. as KRL18152)	Bateman	1947-Jan-01	9.267
10836	K955 (rec. as KRL18515)	Bateman	1947-Jan-01	9.955
10952	KRL18514	Bateman	1947-Oct-01	17.478
11111	KRL18735	Bateman	1950-Jan-01	12.226
11112	KRL18457	Bateman	1950-Jan-01	10.967
11114	KRL18373	Bateman	1950-Jan-01	7.734
11115	KRL18374	Bateman	1950-Jan-01	19.688
11116	KRL18375	Bateman	1950-Jan-01	22.869
11117	KRL18376	Bateman	1950-Jan-01	15.018
10495	KRL11483	Bateman	1941-Nov-01	6.718
10496	K11482	Bateman	1948-Nov-01	5.637
10497	K11481	Bateman	1941-Nov-01	14.148
			Sub-total:	289.916

3/ Patented Claims

Claim No.	Parcel	Township	Anniv. Date	Hectares
K1498	992	Bateman	-
K1499	993	Bateman	-
K1493	994	Bateman	-
K1494	995	Bateman	-
K1495	996	Bateman	-
KRL246	997	Bateman	-
KRL247	998	Bateman	-
K1497	999	Bateman	-
KRL11481	1446	Bateman	-
KRL11482	1447	Bateman	-
KRL11483	1448	Bateman	-
KRL11487	1452	Bateman	-
K954 (recorded as KRL 18152)	1977	Bateman	-
K955 (recorded as KRL 18515)	1978	Bateman	-
KRL18457	2449	Bateman	-
KRL18735	2450	Bateman	-
			Sub-total	400acres

Appendix 2 : 2005 Winter Drill Program - Summary of Hole Locations.

Hole #	UTM - Northing	UMT - Easting	True Elevation (m)	True Az	Dip	Length (m)
PZ-57	5665748	449119	366	90	-45	80.79
PZ-58	5665730	449117	365	90	-79	94.58
PZ-59	5665730	449117	365	90	-60	88.20
PZ-60	5665695	449067	368	90	-75	132.00
PZ-61	5665695	449067	368	90	-60	116.00
PZ-62	5665695	449068	368	90	-45	108.00
PZ-63	5665892	449093	361	90	-85	285.10
PZ-64	5665892	449093	361	90	-77	249.00
PZ-65	5665892	449094	361	90	-69	225.00
PZ-66	5665826	448926	359	90	-70	327.00
PZ-67	5665951	449037	359	90	-75	354.00
PZ-68	5665750	448859	359	90	-70	308.28
PZ-69	5665699	449043	369	90	-71	153.00
PZ-70	5665699	449043	369	90	-81	174.00
PZ-71	5665700	449104	364	90	-50	79.05
PZ-72	5665998	449208	359	90	-55	185.01
PZ-73	5665671	449023	368	90	-80	168.00
PZ-74	5665671	449023	368	90	-70	147.00
PZ-75	5665671	449023	368	90	-60	141.00
PZ-76	5665671	449023	368	90	-45	135.00
PZ-77	5665865	449192	359	90	-60	64.80
PZ-78	5665670	449078	364	90	-72	108.00
PZ-79	5665670	449079	364	90	-50	87.05
PZ-80	5665924	449189	359	90	-55	120.08
PZ-81	5665641	449028	369	90	-45	140.00
PZ-82	5665641	449028	369	90	-57	177.00
PZ-83	5665641	449028	369	90	-67	137.00
PZ-84	5665641	449028	369	90	-76	142.00
PZ-85	5665579	448965	377	90	-75	224.33
PZ-86	5665579	448965	377	90	-55	145.69
PZ-87	5665945	449180	359	90	-55	174.00
PZ-88	5665580	448987	376	90	-45	152.10
PZ-89	5665580	448897	376	90	-70	243.53
PZ-90	5665580	448897	376	90	-76	225.24
PZ-91	5665950	448938	359	90	-75	438.00
PZ-92	5665640	449010	370	90	-76	145.08
PZ-93	5665640	448970	374	90	-68	176.17
PZ-94	5665640	448969	374	90	-77	194.76
PZ-95	5665700	448726	359	90	-70	350.00
PZ-96	5665750	448788	359	90	-70	297.00
PZ-97	5665995	449168	359	90	-65	200.00
			Total Drilling Metreage (Winter 2005)			**7491.84**

Appendix 3 : 2005 Winter DDH Program Significant Results - Weighted Average Gold Values

Assay certificates are available on file at the Head Office of Rubicon Minerals Corporation, Vancouver.

Hole #	From (m)	To (m)	Au ( g/t)	Interval (m)

PZ-57	50.00	56.05	2.65	6.05
Incl.	54.98	56.05	11.47	1.07

PZ-58	12.10	14.00	1.22	1.90
	73.50	74.70	34.17	1.20
Incl.	73.50	73.80	136.50	0.30

PZ-59	30.50	31.00	4.88	0.50
	44.10	52.60	6.02	8.50
Incl.	47.60	49.75	17.24	2.15
	57.85	58.90	2.99	1.05
	64.30	67.05	1.12	2.75

PZ-60	10.45	11.80	4.66	1.35
	83.70	91.30	2.21	7.60
Incl.	89.65	91.30	6.24	1.65

PZ-61	79.00	87.00	1.76	8.00
Incl	79.00	80.40	5.61	1.40
And	85.00	85.40	9.53	0.40

PZ-62	17.80	18.40	3.41	0.60
	46.40	48.00	3.21	1.60
	82.40	82.90	4.03	0.50
	86.80	87.85	2.82	1.05

PZ-63	35.55	36.40	5.79	0.85

PZ-64	32.50	33.70	2.02	1.20
	177.30	178.30	4.05	1.00

PZ-65	31.25	32.00	3.46	0.75
	100.10	101.20	2.17	1.10

PZ-66	29.25	30.00	10.75	0.75
	49.95	51.60	1.49	1.65
	136.80	137.30	37.50	0.50
	218.40	219.00	3.67	0.60
	284.40	289.25	1.44	4.85

PZ-67	31.05	39.00	1.36	7.95
Incl.	37.65	38.25	8.86	0.60
	83.70	86.70	2.09	3.00
	156.10	156.90	3.87	0.80
	302.30	302.70	7.11	0.40

Hole #	From (m)	To (m)	Au ( g/t)	Interval (m)

PZ-68	110.40	111.55	6.85	2.05
Incl.	110.40	110.75	27.60	0.35

PZ-69	21.40	22.50	3.51	1.10
	81.00	82.40	2.95	1.40
	103.30	104.90	5.80	1.60
	126.00	128.30	2.48	2.30
	134.55	136.40	9.50	1.85

PZ-70	25.80	27.40	2.11	1.60
	96.50	97.00	4.89	0.50
	144.10	148.10	1.23	4.00

PZ-71	19.75	20.75	5.77	1.00

PZ-72	112.90	113.90	5.70	1.00

PZ-73	8.10	17.00	1.26	8.90
	26.00	27.00	2.57	1.00

PZ-74	8.50	14.40	1.35	5.90
	30.55	31.30	5.60	0.75
	74.00	75.00	2.34	1.00
	120.00	121.35	2.26	1.35

PZ-75	39.00	41.00	11.04	2.00
	106.70	107.20	4.47	0.50
	124.80	129.55	1.48	4.75

PZ-76	73.30	75.60	12.64	2.30
Incl.	73.60	74.90	20.18	1.30
	103.25	104.95	1.19	1.70

PZ-77	28.95	31.35	8.89	2.40

PZ-78	32.35	36.40	1.41	4.05
	68.10	72.00	1.80	3.90
Incl.	68.10	68.45	7.70	0.35
	88.40	89.45	2.84	1.05

Hole #	From (m)	To (m)	Au ( g/t)	Interval (m)

PZ-79	59.80	61.65	5.46	1.85

PZ-80	54.20	55.35	12.55	1.15

PZ-81	9.65	22.95	1.11	13.30
	28.35	33.50	1.12	5.15
	50.30	54.80	1.45	4.50
	71.50	72.50	3.17	1.00
	93.40	95.90	5.21	2.50
Incl.	93.40	94.00	19.25	0.60
	121.40	123.00	53.27	1.60

PZ-82	8.65	17.60	5.16	8.95
Incl	8.65	9.10	29.50	0.45
	18.85	23.85	1.23	5.00
	29.25	32.90	1.51	3.65

PZ-83	7.90	19.00	4.51	11.10
Incl.	10.20	17.90	6.00	7.70
And	15.80	17.90	8.72	2.10
	26.50	32.50	1.98	6.00

PZ-84	7.55	8.55	2.79	1.00
	10.85	17.35	5.22	6.50
	27.10	29.50	5.04	2.04
	57.00	58.00	8.31	1.00
	102.10	104.70	1.61	2.60

PZ-85	92.20	95.60	1.10	3.40
	149.50	149.95	6.02	0.45
	165.90	166.50	3.64	0.60
	187.00	188.75	1.79	1.75

PZ-86	no significant values

PZ-87	53.60	54.45	2.89	0.85
	70.35	72.30	4.91	1.95
Incl.	71.35	71.80	8.14	0.45
	81.30	82.30	3.03	1.00
	93.10	96.00	1.15	2.90

Hole #	From (m)	To (m)	Au ( g/t)	Interval (m)

PZ-87	106.25	107.60	2.77	1.35

PZ-88	30.40	31.15	2.70	0.75
	125.00	126.00	3.88	1.00

PZ-89	94.60	98.00	1.16	3.40
	110.60	114.70	1.11	4.10
	188.65	189.65	4.09	1.00

PZ-90	6.50	8.50	1.13	2.00
	24.00	25.00	2.27	1.00
	68.50	72.35	1.48	3.85
	90.90	92.60	1.20	1.70
	101.50	103.50	1.02	2.00

PZ-91	125.80	127.50	1.83	1.70
	155.80	159.40	1.79	3.60
	336.40	337.90	1.61	1.50

PZ-92	15.10	16.75	1.92	1.65
	21.65	35.65	1.93	14.00
Incl	22.65	25.65	5.54	3.00
	71.05	72.85	2.99	1.80
	138.15	139.15	6.23	1.00

PZ-93	12.50	13.50	2.05	1.00
	29.00	30.15	1.87	1.15

PZ-94	25.80	32.00	1.38	6.20
	52.25	54.65	1.09	2.40

PZ-95	100.40	102.00	4.03	1.60
	179.40	180.60	3.40	1.20
	195.00	196.00	3.25	1.00
	247.00	249.80	1.32	2.80
	339.00	339.40	6.67	0.40

PZ-96	155.50	156.10	5.34	0.60
	192.40	193.15	2.87	0.75

Hole #	From (m)	To (m)	Au ( g/t)	Interval (m)

PZ-96	314.15	314.75	3.28	0.60

PZ-97	119.50	120.50	2.61	1.00
	170.75	171.75	4.96	1.00

Appendix 4 : Cross Sections - Phoenix Zone Drill Holes

Appendix 5 : Sampling Protocol

The following protocol outlines the procedure that will be applied to sampling drill core at the McFinley Exploration Project. The geologist in charge of logging will be responsible for adhering to the following Protocol:

General:
•	Standardized McFinley sample booklets will be utilized at all times. All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.
•	Standards will be entered every 25th sample. Blanks will be entered into the sample flow, following directly after the standards.
•	Duplicate samples (1/4 core), will be entered into the sample flow, at the discretion of the geologist, every 25 samples.
•
All sample booklets will be clearly marked up, with the ‘From-To’, and geochemical analysis that will be applied. Unless otherwise stated, all samples to be assayed for gold will be analyzed with a screen metallic assay. The ‘From-To’ will also be marked on a portion of the tag that will remain in the core box.

Marking Core:
•
The beginning of a sample will be clearly marked with a Grease Pencil, by a line perpendicular to the core, with an arrow clearly showing the direction in which the sample is to be taken. This format will be reproduced for the finishing line of the sample. A line will be traced along the long axis of the core, defining the ‘Cutting Line’ that the core cutter will follow.

•	The sample tag will be placed at the beginning of the sample.

Double-Check:
•	It will be the geologists’ job to double-check on the samples once they are cut and verify that all of the samples collected are properly labeled, with the sample tags inside of the sample bags.

Appendix 6 : Assay Methods and Detections - ALS Chemex laboratories

Gold - Fire Assay Fusion

For fully quantitative total gold contents, the fire assay procedure is still the preferred choice by laboratories all over the world. Typically the samples are mixed with fluxing agents including lead oxide, and fused at high temperature. The lead oxide is reduced to lead, which collects the precious metals. When the fused mixture is cooled, the lead remains at the bottom, while a glass-like slag remains at the top. The precious metals are separated from the lead in a secondary procedure called cupellation. The final technique used to determine the gold and other precious metals contents of the residue can range from a balance (for very high grade samples), to AAS, ICP-AES or ICP-MS.

Method code	Description	Range (ppm)
	Au by fire assay and AAS.	0.005 - 10
Au-AA24	50 g nominal sample weight.

ICP -Four acid “near total” digestion

Quantitatively dissolves nearly all elements for the majority of geological materials. Only the most resistive minerals, such as Zircons, are only partially dissolved using this procedure.

Method code			27 elements by HF-HNO3-HClO4 acid digestion, HCl leach and ICP-AES.
ME- ICP 61
Elements and Ranges (ppm)
Ag	(0.5 - 100)	Cd	(0.5 - 500)	Mn	(5 - 10,000)	Sb	(5 - 10,000)
Al	(0.01% - 25%)	Co	(1 - 10,000)	Mo	(1 - 10,000)	Sr	(1 - 10,000)
As	(5 – 10,000)	Cr	(1 - 10,000)	Na	(0.01% - 10%)	Ti	(0.01% - 10%)
Ba	(10 - 10,000)	Cu	(1 - 10,000)	Ni	(1 - 10,000)	V	(1 - 10,000)
Be	(0.5 - 1000)	Fe	(0.01% - 25%)	P	(10 - 10,000)	W	(10 - 10,000)
Bi	(2 - 10,000)	K	(0.01% - 10%)	Pb	(2 - 10,000)	Zn	(2 - 10,000)
Ca	(0.01% - 25%)	Mg	(0.01% - 15%)	S	(0.01% - 10%)

(Reproduced from ALS Chemex website)

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